07024243

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

21st May 2007

SEC MAIL PROCESSING
RECEIVED
JUN 01 2007
WASH., D.C.
186 SECTION

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith the Joint Announcement and Circular dated 18 May 2007 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

PROCESSED
JUN 12 2007
THOMSON
FINANCIAL

Aldous

Aldous Chiu

Encl.
AC/kh

NWSH

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(stock code: 0017)

新創建集團有限公司 *
NWS Holdings Limited
(incorporated in Bermuda with limited liability)
(stock code: 0659)

CONTINUING CONNECTED TRANSACTIONS BETWEEN THE NWSH GROUP AND THE NWST GROUP

The directors of NWD and NWSH jointly announce that, on 18 May 2007, NWSH and NWST entered into the New Master Services Agreement whereby NWST agrees to, and agrees to procure that members of the NWST Group (to the extent practicable) engage relevant members of the NWSH Group to provide the Operational Services to NWST and/or the relevant members of the NWST Group and to rent or license spare spaces to members of NWSH Group during the term of the New Master Services Agreement.

On 20 May 2004, NWSH and NWST entered into the Master Services Agreement regarding the provision of certain operational services and rental or licensing of spare spaces during the term of the Master Services Agreement. The Master Services Agreement has an initial term of three years and will expire on 20 May 2007.

Given that NWST is a connected person of each of NWD and NWSH, the New Master Services Agreement and all the transactions contemplated under the New Master Services Agreement constitute continuing connected transactions for each of NWD and NWSH under Rule 14A.14 of the Listing Rules. Such transactions will be subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules but will not require approval by the independent shareholders of NWD or NWSH as the threshold stipulated under Rule 14A.34 of the Listing Rules will not be exceeded at any relevant time.

1. BACKGROUND

NWSH, through its wholly-owned subsidiary, currently holds 50% indirect equity interests in NWST while the remaining 50% equity interests are indirectly held by CTF. NWST operates transport and related businesses in Hong Kong, Macau and the PRC. Its major subsidiaries include New World First Bus Services Limited, Citybus Limited, New World First Ferry Services Limited and New World First Ferry Services (Macau) Limited.

On 20 May 2004, NWSH and NWST entered into the Master Services Agreement regarding the provision of certain operational services and rental or licensing of spare spaces during the term of the Master Services Agreement. The Master Services Agreement has an initial term of three years and will expire on 20 May 2007.

2. CONTINUING CONNECTED TRANSACTIONS UNDER THE NEW MASTER SERVICES AGREEMENT

On 18 May 2007, NWSH and NWST entered into the New Master Services Agreement. It has an initial term of three years and shall be automatically renewed for a further term of three years unless either party gives written notice to the other party not later than two months before the expiry of the initial term.

Provision of the Operational Services

Under the New Master Services Agreement, NWST agrees to, and agrees to procure that members of the NWST Group (to the extent practicable) engage relevant members of the NWSH Group to provide the Operational Services to NWST and/or relevant members of the NWST Group during the term of the New Master Services Agreement.

The Operational Services include the following categories of services, and such other types of services as NWSH and NWST may agree upon from time to time in writing:

Operational Service category	Description of services
Contracting Services	Building and general construction, civil engineering, building exterior and interior design, building repair, renovation maintenance and other services, demolition, piling and foundation, building and property fitting out and decoration work, construction management and the supply of construction and building equipment and materials, electrical and mechanical engineering works, supply and installation of air-conditioning, heating and ventilation systems, fire services systems, plumbing and drainage systems, lift repair and maintenance services and electrical systems and system design and consultancy and computer aided drafting services.
Facility Management Services	Provision of information technology services, provision of convention and exhibition facilities, related functions and services, food and beverage catering services at the Hong Kong Convention and Exhibition Centre and other locations, food processing, trading and supply, merchandise sourcing, procurement and supply.
Security and Guarding Services	Provision of security guards, security systems installation and maintenance services, coinbox collection and coin counting services, armoured transport services and supply of security products.
Cleaning and Landscaping Services	General cleaning, vessel and vehicle cleaning, bus depot cleaning, bus terminus cleaning, office cleaning and bus shelter, stop and related facility cleaning, landscaping and plant maintenance, the supply of plants and laundry services.
Financial Services	Risk management, insurance management, global and regional management, alternate risk financing and reinsurance brokerage services.
Property Management Services	Property management, property sales, letting agency services, vessel and vehicle sales and letting agency services, technical services and the sale of car parking, management and related services.

The above-mentioned engagement is subject to the following qualifications:

(a) the engagement only applies to services required for business and projects for which NWST and/or the relevant members of the NWST Group have the right to select providers of the relevant services;

(b) the engagement is not contrary to the terms of contracts governing the relevant business or projects or any applicable laws, regulations or administrative directives promulgated by competent authorities to which the business and projects of NWST and/or the relevant members of the NWST Group relate; and

(c) in the event that NWST and/or the relevant members of the NWST Group are required to select the providers of particular services through auction tenders, the engagement shall only become effective as and when the relevant members of the NWSH Group have been selected by NWST and/or the relevant members of the NWST Group to provide the relevant services as a result of the relevant auction tenders.

Rental and licensing of spare spaces

Under the New Master Services Agreement, NWST also agrees and undertakes that it shall procure relevant members of the NWST Group to rent or otherwise license spare office, commercial, storage, car-parking spaces, advertising spaces of the relevant members of the NWST Group to members of the NWSH Group as and when such rental or licensing (as the case may be) is required by NWSH and/or the relevant members of the NWSH Group.

The above-mentioned undertaking is subject to the following qualifications:

(a) the undertaking only applies to those spare office, commercial, storage and car-parking spaces in the depots and advertising spaces of the relevant members of the NWST Group in respect of which the relevant members of the NWST Group have the right to select the relevant tenants or licensees; and

(b) the undertaking is not contrary to the terms of contracts governing the relevant spare spaces or any applicable laws, regulations or administrative directives promulgated by competent authorities to which such spare spaces relate.

Terms and pricing policies

Pursuant to the New Master Services Agreement, members of the NWST Group and members of the NWSH Group shall, from time to time during the term of the New Master Services Agreement, enter into separate Operational Agreements in respect of the provision of the Operational Services. In this connection, NWSH and NWST have agreed that:

(a) the prices and terms of the Operational Agreements with respect to the Contracting Services, the Facility Management Services, the Property Management Services, the Cleaning and Landscaping Services and the Financial Services shall be determined in the ordinary course of business at prices and terms no less favourable than those charged and provided to independent third party customers; and

(b) the prices and terms at which the Security and Guarding Services are to be provided shall be determined in the ordinary course of business on a cost-plus basis at prices and terms no less favourable than those charged to and contracted with other independent third party customers.

In pricing its services to independent third party customers, the NWSH Group will take into consideration factors which are common and normal for providers of similar services such as market conditions, competition, profit margin, direct and indirect costing, opportunity cost, project duration and all relevant risk factors including client risk.

In respect of the rental or licensing (as the case may be) of spare spaces, the relevant members of the NWST Group and the relevant members of the NWSH Group shall, from time to time during the term of the New Master Services Agreement, enter into separate tenancy agreements or licence agreements (as the case may be). In this connection, NWSH and NWST have agreed that, subject to any applicable laws, regulations or administrative directives promulgated by competent authorities to which the relevant spare spaces relate:

(a) the terms of the tenancy agreements or licence agreements (as the case may be) shall be negotiated on a case-by-case basis and an arm's length basis as well as on normal commercial terms; and

(b) the rent or licence fee (as the case may be) payable by the relevant members of the NWSH Group to the relevant members of the NWST Group in respect of the rental or licensing (as the case may be) of the above-mentioned spare spaces shall be determined with reference to market rates.

The aggregate transaction values in respect of the Operational Services for the financial years ended 30 June 2005 and 2006 and for the six months ended 31 December 2006 were approximately HK$25.2 million, HK$26.5 million and HK$13.2 million respectively.

The aggregate transaction values in respect of the rental or licensing of spare spaces for the financial years ended 30 June 2005 and 2006 and for the six months ended 31 December 2006 were approximately HK$0.2 million, HK$1.3 million and HK$1.7 million respectively.

3. REASONS FOR, AND BENEFITS OF ENTERING INTO THE NEW MASTER SERVICES AGREEMENT

The transactions contemplated under the New Master Services Agreements are expected to be of a recurrent nature and will occur on a regular and continuing basis in the ordinary and usual course of business of the NWSH Group. The above-mentioned Operational Agreements and tenancy or licence agreements will be agreed on an arm's length basis on normal commercial terms. Both the NWD Board and the NWSH Board (including their respective independent non-executive directors) are of the view that the terms of the New Master Services Agreement are fair, reasonable and in the interests of NWD and NWSH and their respective shareholders as a whole, and that it is beneficial to both NWD and NWSH for the NWSH Group to provide the Operational Services to the NWST Group under the New Master Services Agreement because the relevant transactions will continue to facilitate the operations of the NWSH Group's businesses. Moreover, certain members of the NWSH Group currently entered into tenancies with NWST for renting of offices, parking spaces and other spare spaces. Such tenancies are expected to continue in the coming years. The New Master Services Agreement will ensure the continuance of these tenancies and will facilitate the possible additional tenancies for the coming years.

4. REQUIREMENTS OF THE LISTING RULES

As at the date of this announcement, CTF holds approximately 36.53% of the total issued share capital of NWD which, in turn, holds approximately 55.84% of the total issued share capital of NWSH: (a) CTF is a substantial shareholder of each of NWD and NWSH; and (b) NWST, being an associate of CTF, is a connected person of each of NWD and NWSH.

The New Master Services Agreement and all the transactions contemplated under the New Master Services Agreement constitute continuing connected transactions for each of NWD and NWSH under Rule 14A.14 of the Listing Rules. Such transactions will be subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules but will not require approval by the independent shareholders of NWD or NWSH as the threshold stipulated under Rule 14A.34 of the Listing Rules will not be exceeded at any relevant time.

This announcement is made for the purpose of, inter alia, satisfying the announcement requirements stipulated under Rule 14A.47 of the Listing Rules in respect of the New Master Services Agreement and all the transactions contemplated thereunder.

5. MAXIMUM AGGREGATE ANNUAL VALUES

NWD and NWSH expect that the maximum aggregate annual value (the "**annual cap**") in respect of each category of the Operational Services and the rental or licensing of spare spaces contemplated under the New Master Services Agreement will be as follows:

Category	Annual cap for each of the financial year ending 30 June 2008, 2009 and 2010 *(HK$'000)*	Bases for deriving the annual cap
Contracting Services	13,000	It includes the possible contracts for construction of new depots and parking sites, renovation of old depots and the mechanical and electrical engineering works for depots.
Facility Management Services	7,500	Additional cost for system enhancement, business growth of NWST Group and inflation are taken into account.
Security and Guarding Services	7,000	Additional security service contracts are expected to be secured and the business growth of NWST Group and inflation are taken into account.
Cleaning and Landscaping Services	35,000	Business growth of NWST Group and inflation are taken into account.
Financial Services	1,000	Business growth of NWST Group and inflation are taken into account.
Property Management Services	1,000	Business growth of NWST Group and inflation are taken into account.
Rental or licensing of spare spaces	9,000	Rental for additional office and parking spaces are expected to be arranged while increase in advertising is also taken into account.

The aggregate contract amounts in respect of each category of the Operational Services and the rental or licensing of spare spaces for each of the financial year ended 30 June 2005 and 2006 and for the six months ended 31 December 2006 are follows:

	Aggregate contract amounts		
Category	for the financial year ended 30 June 2005 *(HK$'000)*	for the financial year ended 30 June 2006 *(HK$'000)*	for the six months ended 31 December 2006# *(HK$'000)*
Contracting Services	80.0	52.3	67.2
Facility Management Services	923.6	1,431.5	831.1
Security and Guarding Services	1,041.8	774.5	395.2
Cleaning and Landscaping Services	22,499.2	23,207.5	11,571.9
Financial Services	165.0	503.4	144.7
Property Management Services	509.8	545.3	222.9
Rental or licensing of spare spaces	571.4	1,296.3	1,737.6

\# *The aggregate contract amounts are based on the unaudited interim consolidated results of NWSH for the six months ended 31 December 2006.*

The annual cap in respect of each category of the Operational Services has been determined by reference to: (a) the historical annual or annualised amounts in respect of that category of service provided by the relevant members of the NWSH Group to the relevant members of the NWST Group during the past three financial years; and (b) the projected annual or annualised amounts in respect of that category of service to be provided by the relevant members of the NWSH Group to the relevant members of the NWST Group in the next three financial years. Other factors such as the possible construction or renovation works for depots of NWST Group and its proposed system enhancement are also being considered.

The annual cap in respect of the rental or licensing of spare spaces has been determined by reference to the projected annual or annualised rental payments or licence fees to be incurred by the relevant members of the NWSH Group in the next three financial years. It also takes into account the projected increase in the rental of additional spaces and bus body advertisement for the next three financial years.

The above-mentioned projected figures are determined based on the relevant historical figures, taking into account the estimated future demand and adjustments for non-recurring or extraordinary items, and on the principal assumptions that, for the duration of the projected period: (i) the business of the NWSH Group will continue to grow at a rate which is consistent with past patterns; (ii) there will not be any adverse change or disruption in market conditions, operation and business environment or government policies which may materially affect the NWSH Group's businesses; and (iii) the service industries in which the NWSH Group operates will remain stable.

NWD and NWSH will make a further announcement in the event that any of the annual caps set out above is exceeded.

6. INFORMATION REGARDING THE NWD GROUP, THE NWSH GROUP AND THE NWST GROUP

The NWD Group

The NWD Group is principally engaged in investments in the areas of property, infrastructure, services, department store operation, hotel operation and telecommunications and technology. NWD is the ultimate holding company of the NWSH Group.

As at the date of this announcement, the NWD Board comprises (a) six executive directors, namely Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David, Mr. Leung Chi Kin, Stewart and Mr. Cheng Chi Kong, Adrian; (b) five non-executive directors, namely Mr. Cheng Yue Pui, Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Ho Hau-Hay, Hamilton and Mr. Liang Cheung Biu, Thomas; and (c) four independent non-executive directors, namely Lord Sandberg, Michael, Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor) and Mr. Lee Luen Wai, John.

The NWSH Group

The principal activities of NWSH Group include: (i) the investment in and/or operation of facilities, contracting and transport; and (ii) the development, investment, operation and/or management of power plants, water treatment and waste management plants, roads as well as container terminals.

As at the date of this announcement, the NWSH Board comprises (a) eight executive directors, namely Dr. Cheng Kar Shun, Henry, Mr. Doo Wai Hoi, William, Mr. Chan Kam Ling, Mr. Tsang Yam Pui, Mr. Wong Kwok Kin, Andrew, Mr. Lam Wai Hon, Patrick, Mr. Cheung Chin Cheung and Mr. William Junior Guilherme Doo; (b) three non-executive directors, namely Mr. Wilfried Ernst Kaffenberger (alternate director to Mr. Wilfried Ernst Kaffenberger: Mr. Yeung Kun Wah, David), Mr. To Hin Tsun, Gerald and Mr. Dominic Lai; and (c) three independent non-executive directors, namely Mr. Kwong Che Keung, Gordon, Mr. Cheng Wai Chee, Christopher and The Honourable Shek Lai Him, Abraham.

The NWST Group

The NWST Group operates transport and related businesses in Hong Kong, Macau and the PRC.

7. **DEFINITIONS**

Unless the context otherwise requires, capitalized terms used in this announcement have the following meanings:

"Cleaning and Landscaping Services"	cleaning, landscaping and related services provided by the NWSH Group to the NWST Group as described in Section 2 of this announcement
"Contracting Services"	construction and related services provided by the NWSH Group to the NWST Group as described in Section 2 of this announcement
"CTF"	Chow Tai Fook Enterprises Limited, a company incorporated in Hong Kong with limited liability which holds approximately 36.53% of the total issued share capital of NWD and approximately 3% of the total issued share capital of NWSH
"Facility Management Services"	facility management, information technology and related services provided by the NWSH Group to the NWST Group as described in Section 2 of this announcement
"Financial Services"	insurance brokerage and related services provided by the NWSH Group to the NWST Group as described in Section 2 of this announcement
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Macau"	the Macau Special Administrative Region of the PRC
"Master Services Agreement"	the master services agreement entered into between NWSH and Merryhill Group Limited (now known as NWST) on 20 May 2004
"New Master Services Agreement"	the new master services agreement entered into between NWSH and NWST on 18 May 2007
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"NWD Board"	The board of directors of NWD
"NWD Group"	NWD and its subsidiaries
"NWSH"	NWS Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"NWSH Board"	The board of directors of NWSH
"NWSH Group"	NWSH and its subsidiaries
"NWST"	NWS Transport Services Limited (formerly known as Merryhill Group Limited), a company incorporated in the British Virgin Islands in which each of CTF and NWSH holds 50% indirect equity interests
"NWST Group"	NWST and its subsidiaries

"Operational Agreements"	the individual agreements in respect of the provision of any of the Operational Services which may from time to time be entered into between a member of the NWST Group and a member of the NWSH Group pursuant to the New Master Services Agreement, and "**Operational Agreement**" means any of them
"Operational Services"	Contracting Services, Facility Management Services, Security and Guarding Services, Cleaning and Landscaping Services, Financial Services and Property Management Services and such other types of services as NWSH and NWST may agree upon from time to time in writing
"PRC"	the People's Republic of China, which for the purpose of this announcement, excludes Hong Kong, Macau and Taiwan
"Property Management Services"	property management and related services provided by the NWSH Group to the NWST Group as described in Section 2 of this announcement
"Security and Guarding Services"	security and related services provided by the NWSH Group to the NWST Group as described in Section 2 of this announcement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board of
NEW WORLD DEVELOPMENT COMPANY LIMITED
Leung Chi Kin, Stewart
Company Secretary

By Order of the Board of
NWS HOLDINGS LIMITED
Chow Tak Wing
Company Secretary

Hong Kong, 18 May 2007

* *For identification purposes only*

Please also refer to the published version of this announcement in The Standard.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional advisers.

If you have sold or transferred all your shares in New World Development Company Limited , you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular is not and does not constitute an offer of, nor is it intended to invite offers for, shares in or other securities of the Company.

新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(stock code: 0017)

CONNECTED TRANSACTION
IN RELATION TO THE ACQUISITION OF SHARES IN
TAIFOOK SECURITIES GROUP LIMITED
AND
NOTICE OF EXTRAORDINARY GENERAL MEETING

Independent financial adviser to
the Independent Board Committee and the Independent Shareholders

CIMB

CIMB-GK Securities (HK) Limited

A letter from the Board is set out on pages 5 to 19 of this circular. A letter from the Independent Board Committee is set out on page 20 of this circular. A letter from CIMB-GK containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 21 to 28 of this circular.

A notice convening the EGM to be held at Meeting Room 301B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Tuesday, 5 June 2007 at 12:30 p.m. is set out on pages 42 and 43 of this circular. If you are not able to attend the meeting in person, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon and deposit it with the registered office of the Company at 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the EGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjournment thereof if you so wish.

18 May 2007

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Acquisition"	the acquisition of the Sale Shares by the Purchaser subject to the terms and upon the conditions of the Share Purchase Agreement
"acting in concert"	has the meaning ascribed thereto in the Takeovers Code
"Aggregate Purchase Price"	the aggregate purchase price for the Sale Shares, being HK$600,177,834.09
"Announcement"	the announcement dated 26 April 2007 jointly issued by the Company, NWS and Taifook in relation to, among other matters, the Share Purchase Agreement and the Offer
"associates"	has the meaning ascribed thereto in the Listing Rules
"Board"	the board of Directors
"Business Day"	a day (excluding Saturday and any day on which a tropical cyclone warning no. 8 or above is hoisted or remains hoisted between 9:00 a.m. and 12:00 noon and is not lowered at or before 12:00 noon or on which a "black" rainstorm warning is hoisted or remains in effect between 9:00 a.m. and 12:00 noon and is not discontinued at or before 12:00 noon) on which licensed banks in Hong Kong are generally open for business
"CIMB-GK"	CIMB-GK Securities (HK) Limited, the independent financial adviser appointed to advise the Independent Board Committee and the Independent Shareholders
"Company"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the issued shares of which are listed on the Main Board of the Stock Exchange
"Completion"	completion of the Acquisition in accordance with the terms of the Share Purchase Agreement
"Directors"	the directors of the Company
"EGM"	the extraordinary general meeting of the Company to be convened and held at Meeting Room 301B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Tuesday, 5 June 2007 at 12:30 p.m. to approve, among other matters (if any), the transactions contemplated under the Share Purchase Agreement

"Group"	the Company and its subsidiaries as at the Latest Practicable Date (including members of the NWS Group)
"Hong Kong"	the Hong Kong Special Administration Region of the People's Republic of China
"Independent Board Committee"	the independent board committee of the Company, comprising Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor) and Mr. Lee Luen Wai, John, established to advise the Independent Shareholders in respect of the Acquisition
"Independent Shareholders"	shareholders of the Company other than the Vendors (and, where applicable, their ultimate beneficial owners), their respective associates and parties acting in concert with any of them
"Last Trading Day"	20 April 2007, being the last complete trading day prior to the suspension of the trading in Taifook Shares on 23 April 2007
"Latest Practicable Date"	14 May 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Long Stop Date"	5:00 p.m. on 31 August 2007 or such other date as the Vendors and the Purchaser shall agree in writing
"NWS"	NWS Holdings Limited, a company incorporated in Bermuda with limited liability, the issued shares of which are listed on the Main Board of the Stock Exchange, and a non-wholly-owned subsidiary of the Company
"NWS Group"	NWS and its subsidiaries as at the Latest Practicable Date
"NWS SGM"	the special general meeting of NWS to be convened to approve, among other matters (if any), the transactions contemplated under the Share Purchase Agreement
"Offer"	collectively, the Share Offer and the Option Offer

"Option Offer"	the mandatory unconditional cash offer for all outstanding Taifook Options not already owned or agreed to be acquired by the Purchaser or parties acting in concert with it at HK$1.49 per Taifook Option (in respect of the Taifook Options having an exercise price of HK$0.94 per Taifook Share) and HK$1.23 per Taifook Option (in respect of the Taifook Options having an exercise price of HK$1.20 per Taifook Share) to be made by Standard Chartered on behalf of the Purchaser in accordance with the Takeovers Code
"PRC"	the People's Republic of China, which, for the purposes of this circular, excludes Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan
"Purchase Price"	the price of HK$2.43 per Sale Share payable by the Purchaser to the Vendors upon Completion
"Purchaser"	NWS Financial Management Services Limited, a company incorporated in the British Virgin Islands with limited liability and a subsidiary of the Company
"Sale Shares"	246,986,763 Taifook Shares, representing approximately 41.0% of the issued share capital of Taifook as at the date of the Share Purchase Agreement agreed to be acquired by the Purchaser pursuant to the Share Purchase Agreement
"SFC"	the Securities and Futures Commission of Hong Kong
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share Offer"	the mandatory unconditional cash offer for all the issued Taifook Shares not already owned or agreed to be acquired by the Purchaser or parties acting in concert with it at HK$2.43 per Taifook Share to be made by Standard Chartered on behalf of the Purchaser in accordance with the Takeovers Code
"Share Purchase Agreement"	the conditional share purchase agreement dated 26 April 2007 and entered into between the Vendors and the Purchaser in relation to the sale by the Vendors and the purchase by the Purchaser of the Sale Shares
"Shareholder(s)"	holder(s) of share(s) of HK$1.00 each in the issued share capital of the Company

"Standard Chartered"	Standard Chartered Bank (Hong Kong) Limited, the financial adviser to NWS (being the holding company of the Purchaser). Standard Chartered is registered as a registered institution with the SFC to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO and is a licensed bank under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	has the meaning ascribed to it in the Listing Rules
"Taifook"	Taifook Securities Group Limited, a company incorporated in Bermuda with limited liability, the issued shares of which are listed on the Main Board of the Stock Exchange
"Taifook Group"	Taifook and its subsidiaries from time to time
"Taifook Option(s)"	the option(s) issued by Taifook entitling the Taifook Optionholder(s) to subscribe for Taifook Shares at a subscription price of HK$0.94 or HK$1.20 per Taifook Share
"Taifook Optionholder(s)"	holder(s) of Taifook Option(s)
"Taifook Share(s)"	share(s) of HK$0.10 each in the share capital of Taifook
"Taifook Shareholder(s)"	holder(s) of Taifook Share(s)
"Takeovers Code"	The Code on Takeovers and Mergers of Hong Kong
"Vendors"	collectively, Chow Tai Fook Nominee Limited, Chow Tai Fook Enterprises Limited, Lo Lin Shing, Simon, Wellington Equities Inc., Grand Partners Group Limited and William Junior Guilherme Doo
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	United States dollars, the lawful currency of the United States of America
"%"	per cent.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(stock code: 0017)

Executive directors:
Dato' Dr. Cheng Yu Tung *(Chairman)*
Dr. Cheng Kar Shun, Henry *(Managing Director)*
Dr. Sin Wai Kin, David
Mr. Liang Chong Hou, David
Mr. Leung Chi Kin, Stewart
Mr. Cheng Chi Kong, Adrian

Non-executive directors:
Mr. Cheng Yue Pui
Mr. Cheng Kar Shing, Peter
Mr. Chow Kwai Cheung
Mr. Ho Hau Hay, Hamilton
Mr. Liang Cheung Biu, Thomas

Independent non-executive directors:
Lord Sandberg, Michael
Mr. Yeung Ping Leung, Howard
Dr. Cha Mou Sing, Payson, JP
(alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor)
Mr. Lee Luen Wai, John, JP

Registered office:
30th Floor
New World Tower
18 Queen's Road Central
Hong Kong

18 May 2007

To the Shareholders and, for information purposes only, the holders of the outstanding share options of the Company

Dear Sir or Madam

CONNECTED TRANSACTION IN RELATION TO THE ACQUISITION OF SHARES IN TAIFOOK SECURITIES GROUP LIMITED

INTRODUCTION

On 26 April 2007, the Company, NWS and Taifook jointly announced that the Vendors and the Purchaser, being an indirect non-wholly-owned subsidiary of the Company, entered into the Share Purchase Agreement on 26 April 2007.

Pursuant to the Share Purchase Agreement, the Vendors have agreed to sell, and the Purchaser has agreed to purchase, the 246,986,763 Sale Shares, which represent approximately 41.0% of the issued share capital of Taifook as at the date of the Share Purchase Agreement, for a Purchase Price of HK$2.43 per Sale Share (the Aggregate Purchase Price being HK$600,177,834.09) subject to the terms and upon the conditions of the Share Purchase Agreement.

In view of the relationships between the Vendors and the Purchaser as more particularly set out in the paragraph headed "Relationships between the parties" below, the Acquisition constitutes a connected transaction for the Company pursuant to Rule 14A.13(1)(a) of the Listing Rules and is subject to the approval of Independent Shareholders at the EGM.

The purpose of this circular is to give you further information regarding, among others, the Share Purchase Agreement, the advice of the Independent Board Committee to the Independent Shareholders and the advice from CIMB-GK to the Independent Board Committee and the Independent Shareholders and to give you notice of the EGM.

THE SHARE PURCHASE AGREEMENT

Date: 26 April 2007

Parties: (1) The Vendors, each selling as beneficial owner of the Sale Shares held by him/it:

(a) Chow Tai Fook Nominee Limited ("**CTF Nominee**"), a company incorporated in Hong Kong with limited liability and wholly-owned by Dato' Dr. Cheng Yu Tung;

(b) Chow Tai Fook Enterprises Limited ("**CTF Enterprises**"), a company incorporated in Hong Kong with limited liability and a substantial shareholder of the Company. CTF Enterprises is ultimately owned as to 51% by Cheng Yu Tung Family (Holdings) Limited which is controlled by the family members of Dato' Dr. Cheng Yu Tung;

(c) Lo Lin Shing, Simon ("**Mr. Lo**"), one of the deputy chairmen and an executive director of Taifook;

(d) Wellington Equities Inc. ("**Wellington**"), a company incorporated in the Republic of Panama with limited liability and wholly-owned by Mr. Lo;

(e) Grand Partners Group Limited ("**GPGL**"), a company incorporated in the British Virgin Islands and wholly-owned by Doo Wai Hoi, William ("**Mr. Doo**"), who is the deputy chairman and an executive director of NWS and one of the deputy chairmen and an executive director of Taifook, and the father of Mr. Doo Jr (as defined below); and

(f) William Junior Guilherme Doo ("**Mr. Doo Jr**"), an executive director of NWS and the son of Mr. Doo.

(2) NWS Financial Management Services Limited, a company incorporated in the British Virgin Islands with limited liability, a wholly-owned subsidiary of NWS and also a non-wholly-owned subsidiary of the Company, as Purchaser.

Interests to be acquired:

246,986,763 Sale Shares, representing approximately 41.0% of the issued share capital of Taifook as at the date of the Share Purchase Agreement, which are held by the Vendors as follows:

Vendors	Number of Sale Shares and approximate percentage of issued share capital of Taifook as at the date of the Share Purchase Agreement	Total purchase price payable to the Vendor
CTF Nominee	107,140,540 (17.8%)	HK$260,351,512.20
CTF Enterprises	30,977,916 (5.1%)	HK$75,276,335.88
Mr. Lo	9,500,000 (1.6%)	HK$23,085,000.00
Wellington	70,616,222 (11.7%)	HK$171,597,419.46
GPGL	4,346,000 (0.7%)	HK$10,560,780.00
Mr. Doo Jr	24,406,085 (4.1%)	HK$59,306,786.55
Total:	246,986,763 (41.0%)	HK$600,177,834.09

Upon Completion, none of the Vendors will hold any Taifook Shares.

The original purchase cost per Sale Share to each of the Vendors are set out below:

Vendors	Average original purchase cost per Sale Share
CTF Nominee	*(Note)*
CTF Enterprises	*(Note)*
Mr. Lo	HK$0.95
Wellington	*(Note)*
GPGL	HK$1.06
Mr. Doo Jr	HK$1.83

Note: Such Vendors were original shareholders of Taifook at the time of its listing in 1996 and the Sale Shares held by such Vendors were not acquired after the listing where the purchase price per Sale Share may be ascertained.

Status of the Sale Shares to be acquired

The Sale Shares are to be purchased together with all rights attaching thereto as at Completion, excluding the right to the final dividend of HK$0.07 per Sale Share for the year ended 31 December 2006 payable to holders of Taifook Shares whose names appear on the register of members of Taifook on

5 June 2007, which will be retained by the holders of the Sale Shares. Such final dividend, if approved by the shareholders of Taifook at its forthcoming annual general meeting, is expected to be paid to such eligible shareholders on or around 12 June 2007.

Consideration

Purchase Price of HK$2.43 per Sale Share, the Aggregate Purchase Price being HK$600,177,834.09, payable by the Purchaser to the Vendors at Completion.

The Purchase Price was determined following arm's length negotiation between the Vendors and the Purchaser with reference to the prevailing market price of the Taifook Shares.

The Purchase Price represents:

(a) a premium of approximately 13.6% over the closing price of HK$2.14 per Taifook Share as quoted on the Main Board of the Stock Exchange on the Last Trading Day;

(b) a premium of approximately 20.3% over the average closing price of HK$2.02 per Taifook Share as quoted on the Main Board of the Stock Exchange for the last 10 consecutive complete trading days up to and including the Last Trading Day;

(c) a premium of approximately 24.0% over the audited consolidated net asset value per Taifook Share of approximately HK$1.96 based on Taifook's audited consolidated financial statements for the year ended 31 December 2006 and 603,139,699 Taifook Shares in issue as at the date of the Announcement;

(d) a discount of approximately 10.3% to the closing price of HK$2.71 per Taifook Share as quoted on the Main Board of the Stock Exchange on the Latest Practicable Date; and

(e) a premium of approximately 24.0% over the audited consolidated net asset value per Taifook Share of approximately HK$1.96 based on Taifook's audited consolidated financial statements for the year ended 31 December 2006 and 605,439,699 Taifook Shares in issue as at the Latest Practicable Date.

The Aggregate Purchase Price will be satisfied by the Purchaser by bank borrowings of the NWS Group.

Conditions of the Share Purchase Agreement

Completion of the Share Purchase Agreement is conditional upon the following conditions being fulfilled on or before the Long Stop Date:

(i) the Acquisition and other transactions as contemplated under the Share Purchase Agreement having been approved by the shareholders of NWS (who are not required to abstain their voting rights in such respect under the Listing Rules or the Takeovers Code or otherwise) at the NWS SGM in accordance with the Listing Rules;

(ii) the Acquisition and other transactions as contemplated under the Share Purchase Agreement having been approved by the Shareholders (who are not required to abstain their voting rights in such respect under the Listing Rules or the Takeovers Code or otherwise) at the EGM in accordance with the Listing Rules;

(iii) in respect of any permits or licences granted by the SFC or other relevant governmental or regulatory authorities to any members of Taifook Group in connection with the business operations of such member, the approval from the SFC or such or other relevant governmental or regulatory authorities required for the change of shareholding of Taifook arising from the Acquisition as contemplated under the Share Purchase Agreement having been obtained, and if any such approval is subject to conditions, the terms of such conditions are reasonably acceptable to the Purchaser; and

(iv) all authorisations, consents, waivers, approvals or licences (which are required on the part of any of the Vendors, the Purchaser or any member of Taifook Group) from any other person required pursuant to any applicable law, rules or regulations, or pursuant to any contract binding on any of the Vendors, the Purchaser or any member of Taifook Group or to which any member of Taifook Group or its assets are subject or bound, for or in connection with the Acquisition as contemplated under the Share Purchase Agreement having been obtained and remaining in full force and effect at Completion, and if any such authorisations, consents, waivers, approvals or licences is subject to conditions, the terms of such conditions are reasonably acceptable to the Purchaser.

The Purchaser may at its absolute discretion at any time waive in writing, as far as it relates to the Vendors or any member of Taifook Group, any of items (iii) and (iv).

If the conditions contained in items (i) to (iv) above shall not have been fulfilled or waived (as the case may be) on or before the Long Stop Date, the obligations of the parties to the Share Purchase Agreement to proceed with and complete the Acquisition (including, in particular, the payment obligations of the Purchaser) shall cease and terminate and no party to the Share Purchase Agreement shall have any claim against or liability to the other parties with respect to any matter referred to in the Share Purchase Agreement save for any antecedent breaches of the Share Purchase Agreement.

Completion

Completion will take place on the third Business Day immediately following the day on which the conditions referred to above are fulfilled in full or such other date as the parties to the Share Purchase Agreement may agree in writing. Based on the estimation of the parties to the Share Purchase Agreement, the Completion will take place after 5 June 2007, which is the record date for the final dividend of Taifook for the year ended 31 December 2006.

Upon Completion, Taifook and other members of the Taifook Group will become subsidiaries of both the Company and NWS.

Listing Rules implications

By virtue of the relationships between the parties as more particularly described under the paragraphs headed "Relationships between the parties" below, the Acquisition constitutes a connected transaction for the Company.

The EGM will be convened for the purposes of considering, and if thought fit, approving, among other matters (if any), the Share Purchase Agreement and the transactions contemplated thereunder. The Vendors (and, where applicable, their ultimate beneficial owners) and their respective associates and parties acting in concert with any of them are required to abstain from voting at the EGM in accordance with Rule 14A.18 of the Listing Rules.

The Independent Board Committee has been established to advise the Independent Shareholders on, among other things, the fairness and reasonableness of the Share Purchase Agreement and the Acquisition pursuant to the terms thereunder. CIMB-GK has been appointed by the Company as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the fairness and reasonableness of the Acquisition under the terms of the Share Purchase Agreement.

REASONS FOR THE ACQUISITION

The Directors consider that Taifook is a well-established brokerage firm in Hong Kong with an enviable reputation for providing fully integrated financial services. It has been very active in the equity underwriting business and has enjoyed strong financial performance during the past years. With a strong financial position, NWS Group is currently looking for potential investments that can enhance its long-term profitability with a balanced diversification strategy. In view of Taifook's satisfactory growth history, the acquisition of interests in Taifook aligns with NWS Group's investment strategy. It is expected that NWS Group's sustainable growth in the financial services business will be enhanced through the Acquisition.

The Directors (including the independent non-executive Directors) believe that the terms of the Share Purchase Agreement and the Acquisition pursuant to the terms thereunder are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

FINANCIAL INFORMATION OF TAIFOOK GROUP

As at 31 December 2006, the value of the audited consolidated total assets of Taifook Group amounted to approximately HK$4,405.1 million and approximately HK$2,600.5 million (after excluding the balance of cash held on behalf of customers of Taifook Group). On the basis of 605,439,699 Taifook Shares in issue as at the Latest Practicable Date, the value of the audited consolidated total assets of Taifook Group as at 31 December 2006 per Taifook Share is approximately HK$7.3 and approximately HK$4.3 (based on the adjusted audited consolidated total assets of HK$2,600.5 million as mentioned above).

The audited consolidated profits of the Taifook Group (before taxation and extraordinary items) for the two years ended 31 December 2005 and 31 December 2006 amounted to approximately HK$69.0 million and approximately HK$197.9 million respectively and the audited consolidated net profits of Taifook Group (after taxation and extraordinary items) for the two years ended 31 December 2005 and 31 December 2006 amounted to approximately HK$63.0 million and approximately HK$175.0 million respectively. The audited basic earnings per Taifook Share for the two years ended 31 December 2005 and 31 December 2006 were approximately HK$0.1080 and HK$0.2971 respectively. The audited fully diluted earnings per Taifook Share for the year ended 31 December 2006 was approximately HK$0.2953 and no audited fully diluted earnings per Taifook Share for the year ended 31 December 2005 was disclosed as no diluting events existed during that year.

SHAREHOLDING STRUCTURE OF TAIFOOK AS AT THE LATEST PRACTICABLE DATE AND IMMEDIATELY AFTER COMPLETION

The following table sets out the shareholding structure of Taifook as at the Latest Practicable Date and immediately after Completion (assuming that there are no changes other than those contemplated in the Share Purchase Agreement and that none of the Taifook Options outstanding as at the Latest Practicable Date will be exercised on or before Completion):

	As at the Latest Practicable Date		Immediately after Completion	
	No. of Taifook Shares	Approximate %	No. of Taifook Shares	Approximate %
The Purchaser (Note 2)	129,628,340	21.4	376,615,103	62.2
The Vendors				
CTF Nominee	107,140,540	17.7	—	—
CTF Enterprises	30,977,916	5.1	—	—
Mr. Lo	9,500,000	1.6	—	—
Wellington	70,616,222	11.7	—	—
GPGL *(Note 3)*	4,346,000	0.7	—	—
Mr. Doo Jr	24,406,085	4.0	—	—
	246,986,763	*40.8*	—	—
The directors of Taifook (Note 4)				
Mr. Wong Shiu Hoi, Peter	12,000,000	2.0	12,000,000	2.0
Mr. Lee Yiu Wing, William	700,000	0.1	700,000	0.1
Mr. Chan Chi On, Derek	562,000	0.1	562,000	0.1
	13,262,000	2.2	13,262,000	2.2
Public	215,562,596	35.6	215,562,596	35.6
Total	605,439,699	100.0	605,439,699	100.0

Notes:

1. The above table only reflects the relevant party's interests in the issued share capital of Taifook. Derivative interests in Taifook Shares are disregarded for the purposes of compiling the information above.

2. The Purchaser is an indirect wholly-owned subsidiary of NWS and an indirect subsidiary of the Company. Both the Company and NWS are holding Taifook Shares through the Purchaser.

3. GPGL is wholly-owned by Mr. Doo, who is one of the deputy chairmen and an executive director of Taifook.

4. The interests of two of the directors of Taifook, namely Mr. Lo and Mr. Doo, are excluded.

As confirmed by Mr. Wong Shiu Hoi, Peter, Mr. Lee Yiu Wing, William and Mr. Chan Chi On, Derek, each being an executive director of Taifook, none of them has any shareholding in the Company or NWS nor is any of them accustomed to act in accordance with the instructions of the Purchaser and/or Dr. Cheng Kar Shun, Henry. None of such directors of Taifook is a party acting in concert with the Purchaser. Save for the co-directorship with Dr. Cheng Kar Shun, Henry in Taifook and being an employee of Taifook, none of Mr. Wong Shiu Hoi, Peter, Mr. Lee Yiu Wing, William and Mr. Chan Chi On, Derek has any other relationship (financial or otherwise) with the Company, NWS, Dr. Cheng Kar Shun, Henry and parties acting in concert with any of them.

INFORMATION ON TAIFOOK GROUP

Taifook is a company incorporated in Bermuda with limited liability whose shares have been listed and traded on the Main Board of the Stock Exchange since 1996. The principal activities of Taifook Group comprise securities and futures contracts broking and trading, the provision of margin and other financing, the provision of corporate advisory, placing and underwriting services, bullion contracts dealing and trading, leveraged foreign exchange trading, the provision of nominee and custodian services, fund management and the provision of financial planning services.

Set out below is the simplified shareholding chart of Taifook as at the Latest Practicable Date:


Family members of Dato' Dr. Cheng Yu Tung
Cheng Yu Tung Family (Holdings) Limited
51%
CTF Enterprises
36.53%
The Company
2.99%
55.84%
NWS
0.01%
0.10%
0.46%
Mr. Doo
100%
100%
Purchaser
100%
Wellington
GPGL
Dato' Dr. Cheng Yu Tung
100%
Mr. Lo
Directors of Taifook (excluding Mr. Lo and Mr. Doo)
Mr. Doo Jr
CTF Nominee
Public
5.1%
21.4%
1.6%
11.7%
2.2%
0.7%
4.0%
17.7%
35.6%
Taifook

Set out below is the simplified shareholding chart of Taifook immediately after Completion:


Family members of Dato' Dr. Cheng Yu Tung
Cheng Yu Tung Family (Holdings) Limited
51%
CTF Enterprises
36.53%
2.99%
The Company
55.84%
Mr. Doo Jr
0.01%
0.10%
NWS
Mr. Doo
0.46%
100%
100%
Purchaser
GPGL
Directors of Taifook (excluding Mr. Lo and Mr. Doo)
Public
62.2%
2.2%
35.6%
Taifook

RELATIONSHIPS BETWEEN THE PARTIES

The Group is principally engaged in investments in the areas of property, infrastructure, services, department store operation, hotel operation and telecommunications and technology. The Company is the holding company of NWS, holding approximately 55.84% of the issued share capital of NWS as at the Latest Practicable Date.

The principal activities of the NWS Group include (i) the investment in and/or operation of facilities, contracting and transport; and (ii) the development, investment, operation and/or management of power plants, water treatment and waste management plants, roads as well as container terminals.

The Purchaser is an indirect wholly-owned subsidiary of NWS, whose principal activity is investment holding.

CTF Nominee is a company incorporated in Hong Kong, whose principal activity is nominee business. CTF Nominee is wholly-owned by Dato' Dr. Cheng Yu Tung, who, together with his family members, is in control of the Company and NWS.

CTF Enterprises is a substantial shareholder of the Company holding, as at the Latest Practicable Date, approximately 36.53% of the issued share capital of the Company and ultimately owned as to 51% by Cheng Yu Tung Family (Holdings) Limited which is controlled by the family members of Dato' Dr. Cheng Yu Tung. The principal activity of CTF Enterprises is investment holding.

GPGL is a company incorporated in the British Virgin Islands and wholly-owned by Mr. Doo, who is the deputy chairman and an executive director of NWS and one of the deputy chairmen and an executive director of Taifook, and the father of Mr. Doo Jr. The principal activity of GPGL is investment holding. Mr. Doo Jr is an executive director of NWS.

Mr. Lo is one of the deputy chairmen and an executive director of Taifook and the sole beneficial owner of Wellington. The principal activity of Wellington is investment holding.

The interests in shares of the Company and NWS of the Vendors (and, where applicable, their ultimate beneficial owners) and their respective associates as at the Latest Practicable Date were set out below:

Vendors	**No. of shares in the Company held**	**Approximate percentage in the issued share capital of the Company**	**No. of shares in NWS held**	**Approximate percentage in the issued share capital of NWS**
CTF Nominee	—	—	—	—
CTF Enterprises *(Note 1)*	1,348,865,983	36.53	59,831,893	2.99
Mr. Lo	—	—	—	—
Wellington	—	—	—	—
GPGL *(Note 2)*	—	—	9,130,000	0.46
Mr. Doo Jr *(Note 3)*	—	—	165,566	0.01

Notes:

1. Apart from the 59,831,893 shares in NWS directly held by it, CTF Enterprises is deemed to have an interest in 1,116,904,912 shares in NWS (representing approximately 55.84% of the issued share capital of NWS as at the Latest Practicable Date) through the Company.

2. Mr. Doo, the sole shareholder of GPGL, is personally interested in 2,006,566 shares in NWS, representing approximately 0.1% of the issued share capital of NWS as at the Latest Practicable Date.

3. Mr. Doo Jr is holding 165,566 shares in NWS, representing approximately 0.01% of the issued share capital of NWS as at the Latest Practicable Date, through a company wholly-owned by him.

Save as disclosed above, none of the Vendors (and, where applicable, their ultimate beneficial owners) and their respective associates held any interests in shares of the Company and NWS as at the Latest Practicable Date.

POSSIBLE MANDATORY UNCONDITIONAL CASH OFFERS

As at the Latest Practicable Date, the Purchaser owned 129,628,340 Taifook Shares, representing approximately 21.4% of the issued share capital of Taifook, and the Vendors, in aggregate, owned 246,986,763 Taifook Shares, representing approximately 40.8% of the issued share capital of Taifook.

Upon Completion, the Purchaser and parties acting in concert with it will own in aggregate 376,615,103 Taifook Shares, representing approximately 62.2% of the issued share capital of Taifook as at the Latest Practicable Date, and will be required under Rule 26.1 and Rule 13 of the Takeovers Code to make mandatory unconditional cash offers to acquire all the issued Taifook Shares and to cancel all outstanding Taifook Options not already owned or agreed to be acquired by the Purchaser and parties acting in concert with it.

As at the Latest Practicable Date, Taifook had 605,439,699 Taifook Shares in issue and outstanding Taifook Options entitling the Taifook Optionholders to subscribe for up to an aggregate of 12,710,000 Taifook Shares as to 10,250,000 Taifook Options which may be exercised at an exercise price of HK$0.94 and as to 2,460,000 Taifook Options which may be exercised at an exercise price of HK$1.20 per Taifook Share.

Accordingly, apart from the 246,986,763 Taifook Shares which will be acquired by the Purchaser and the Taifook Shares which are currently owned by the Purchaser,

(i) 228,824,596 Taifook Shares (assuming the outstanding Taifook Options granted are not exercised prior to the close of the Offer) will be subject to the Share Offer, and 12,710,000 outstanding Taifook Options (if not exercised in the meantime) will be subject to the Option Offer; or

(ii) 241,534,596 Taifook Shares (assuming 12,710,000 outstanding Taifook Options have been fully exercised prior to the close of the Offer) will be subject to the Share Offer.

Save for the outstanding Taifook Options disclosed above, there were no outstanding warrants, options or securities convertible into Taifook Shares as at the Latest Practicable Date.

Principal terms of the Offer

Upon Completion, Standard Chartered, on behalf of the Purchaser, will make mandatory unconditional cash offers to acquire all the issued Taifook Shares and to cancel all the outstanding Taifook Options (other than those already owned or agreed to be acquired by the Purchaser or by parties acting in concert with it) on the following basis:

The Share Offer

For each Taifook Share .... HK$2.43 in cash

The Purchaser is also required under the Takeovers Code to make a comparable offer for all the outstanding Taifook Options as part of the Offer. The Purchaser will offer to pay the Taifook Optionholders in cash on the basis set out below in respect of every Taifook Option in consideration of the cancellation by the Taifook Optionholders of all their rights in respect of such Taifook Options.

The Option Offer

For each Taifook Option having an exercise price of HK$0.94 per Taifook Share . . . . HK$1.49 in cash

For each Taifook Option having an exercise price of HK$1.20 per Taifook Share . . . . HK$1.23 in cash

Offer

The Offer will only be made after Completion, which is conditional upon the fulfillment of the conditions more particularly described in the paragraph headed "Conditions of the Share Purchase Agreement" above.

Total consideration

Assuming that there is no change in the issued share capital of Taifook prior to the making of the Offer, at the price of HK$2.43 per Taifook Share, the entire issued share capital of Taifook is valued at approximately HK$1,471.2 million under the Share Offer, and all of the Taifook Shares subject to the Share Offer are valued at approximately HK$556.0 million. Assuming that all the 12,710,000 outstanding Taifook Options are tendered at a price of HK$1.49 for each Taifook Option having an exercise price of HK$0.94 per Taifook Share and HK$1.23 for each Taifook Option having an exercise price of HK$1.20 per Taifook Share under the Option Offer, the total consideration payable by the Purchaser under the Option Offer is HK$18,298,300.

Assuming that the outstanding Taifook Options comprising 12,710,000 Taifook Shares (not being Taifook Options owned or agreed to be acquired by the Purchaser or parties acting in concert with it) are fully exercised prior to the making of the Offer, there will be 618,149,699 Taifook Shares in issue and the entire issued share capital of Taifook would be valued at approximately HK$1,502.1 million under the Share Offer, and all of the Taifook Shares subject to the Share Offer would be valued at approximately HK$586.9 million.

Intention of the Purchaser regarding Taifook

Although the Company and NWS propose to expand their operations to include the businesses of Taifook Group by means of the Acquisition, NWS intends to retain the majority of the senior management of Taifook Group after the Acquisition. It is believed that the experience and expertise of the existing senior management of Taifook Group are the main drive to the continued success of the Taifook Group. By retaining the majority of the senior management of Taifook Group, it is also believed that the flourishing overall operation and results of the Taifook Group can be maintained which in turn will be in the interests of the Shareholders as a whole. The Purchaser intends to continue the existing businesses of the Taifook Group and has no present plan of injecting any additional assets into or redeployment of the assets of the Taifook Group other than in its ordinary course of business.

Board composition of Taifook

NWS will review the composition of the board of Taifook following the despatch of this circular and such composition may or may not be changed before or after the Completion and/or upon the close of the Offer. Any such change will only be effected in accordance with the Takeovers Code and the Listing Rules. In the event of any change in the composition of the board of Taifook, Taifook will comply with the publication requirement under the Listing Rules to inform the public accordingly.

The listing status of Taifook

The Purchaser intends that Taifook will remain listed on the Main Board of the Stock Exchange after the close of the Offer and does not intend to exercise any rights to compulsorily acquire all the Taifook Shares. The directors of the Purchaser will jointly and severally undertake to the Stock Exchange to take appropriate steps following the close of the Offer to ensure that sufficient public float exists in the Taifook Shares.

EGM

The Company will convene the EGM at Meeting Room 301B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Tuesday, 5 June 2007 at 12:30 p.m. for the purpose of considering, and if thought fit, approving, among other matters (if any), the Share Purchase Agreement and the transactions contemplated thereunder. A notice of the EGM is set out on pages 42 and 43 of this circular. The Vendors (and, where applicable, their ultimate beneficial owners) and their respective associates and parties acting in concert with any of them are required to abstain from voting at the EGM in accordance with Rule 14A.18 of the Listing Rules.

A form of proxy for use at the EGM is also enclosed. If you are not able to attend the meeting in person, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon and deposit it with the registered office of the Company at 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the EGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjournment thereof if you so wish.

POLL PROCEDURE

Pursuant to article 74 of the articles of association of the Company, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is taken as may from time to time be required under the Listing Rules or any other applicable laws, rules or regulations or unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(a) by the chairman of the meeting; or

(b) by at least three Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by any Shareholder or Shareholders present in person (or in the case of a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(d) by a Shareholder or Shareholders present in person (or in the case of a corporation, by its duly authorised representative) or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

Pursuant to Rule 13.39(4) of the Listing Rules, the vote of the Independent Shareholders taken at the EGM will be taken by poll, the results of which will be announced on the next Business Day after the EGM.

RECOMMENDATION

The Independent Board Committee comprising Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor), and Mr. Lee Luen Wai, John has been established to advise the Independent Shareholders on, among other things, the fairness and reasonableness of the Share Purchase Agreement and the Acquisition pursuant to the terms thereunder. Your attention is drawn to the advice of the Independent Board Committee set out in its letter set out on page 20 of this circular. CIMB-GK has been appointed by the Company as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the fairness and reasonableness of the Acquisition under the terms of the Share Purchase Agreement. Your attention is also drawn to the letter of advice from CIMB-GK to the Independent Board Committee and the Independent Shareholders in respect of the terms of the Share Purchase Agreement set out from pages 21 to 28 of this circular.

The Independent Board Committee, having taken into account the advice of CIMB-GK, considers that the Share Purchase Agreement and the Acquisition pursuant to the terms thereunder are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned, and are in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolution approving the Share Purchase Agreement and the transactions contemplated thereunder at the EGM.

ADDITIONAL INFORMATION

Your attention is drawn to the information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of
New World Development Company Limited
Dr. Cheng Kar Shun, Henry
Managing Director

The following is a full text of the letter from the Independent Board Committee prepared for the purpose of inclusion in this circular:

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(stock code: 0017)

18 May 2007

To the Independent Shareholders

Dear Sir or Madam

CONNECTED TRANSACTION IN RELATION TO THE ACQUISITION OF SHARES IN TAIFOOK SECURITIES GROUP LIMITED

We refer to the circular issued by the Company to its shareholders and dated 18 May 2007 ("**Circular**") of which this letter forms part. Terms defined in the Circular have the same meanings when used in this letter unless the context otherwise requires.

Under the Listing Rules, the Acquisition will constitute a connected transaction for the Company and is thus subject to the approval of the Independent Shareholders at the EGM.

We have been appointed by the Board to consider the Share Purchase Agreement and the Acquisition pursuant to the terms thereunder and to advise the Independent Shareholders in connection therewith and as to whether, in our opinion, such terms are fair and reasonable so far as the Independent Shareholders are concerned. CIMB-GK has been appointed as the independent financial adviser to advise us in this respect.

We wish to draw your attention to the letter from the Board and the letter from CIMB-GK as set out in the Circular. Having considered the principal factors and reasons considered by, and the advice of, CIMB-GK as set out in its letter of advice, we consider that the Share Purchase Agreement and the Acquisition pursuant to the terms thereunder are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned, and are in the interests of the Company and its shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution approving the Share Purchase Agreement and the transactions contemplated thereunder at the EGM.

Yours faithfully,
For and on behalf of
Independent Board Committee
Mr. Yeung Ping Leung, Howard
Dr. Cha Mou Sing, Payson
Mr. Lee Luen Wai, John

The following is the full text of a letter of advice prepared by CIMB-GK to the Independent Board Committee and the Independent Shareholders for the purpose of inclusion in this circular:

CIMB

CIMB-GK Securities (HK) Limited

25/F., Central Tower
28 Queen's Road Central
Hong Kong

18 May 2007

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

CONNECTED TRANSACTION

INTRODUCTION

We refer to our engagement as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Acquisition. Details of the terms of the Share Purchase Agreement are set out in the letter from the Board as contained in the circular of the Company to the Shareholders dated 18 May 2007 (the "Circular"), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise requires.

The Purchaser, a wholly-owned subsidiary of NWS, which in turn is a non-wholly-owned subsidiary of the Company, has conditionally entered into the Share Purchase Agreement on 26 April 2007 with the Vendors to acquire from them an approximately 41.0% interest in the issued share capital of Taifook as at the date of Share Purchase Agreement for a cash Aggregate Purchase Price of approximately HK$600.18 million. By virtue of the relationships between the parties as more particularly described under the paragraphs headed "Relationship between the parties" of this Circular and, given, in particular, that CTF Enterprises is a substantial shareholder of the Company, that CTF Nominee is a company wholly-owned by Dato' Dr. Cheng Yu Tung, an executive director of the Company, and that Mr. Doo (the sole shareholder of GPGL) and Mr. Doo Jr are executive directors of NWS, the Acquisition also constitutes a connected transaction for the Company under the Listing Rules and is subject to the reporting and announcement requirements and the approval of the Independent Shareholders by way of poll at the EGM, the Vendors (and, where applicable, their ultimate beneficial owners) and their respective associates and parties acting in concert with any of them will abstain from voting at the EGM. The Independent Board Committee has been formed to advise the Independent Shareholders in respect of the Acquisition.

BASIS OF ADVICE

In formulating our recommendation, we consider that we have reviewed sufficient and relevant information and documents and have taken reasonable steps as required under Rule 13.80, including the notes thereto of the Listing Rules to reach an informed view, to justify reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We have relied on the information and facts contained or referred to in the Circular as well as the representations made or provided by the Directors and senior management of the Company. The

Directors have declared in a responsibility statement set out in the Appendix to the Circular that they jointly and severally accept full responsibility for the accuracy of the information contained and representations made in the Circular. We have also assumed that the information and the Directors' representations contained or referred to in the Circular were true and accurate at the time they were made and continue to be so at the date of the despatch of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company. We have also been advised by the Directors and believe that no material facts have been omitted from the Circular.

We consider that we have reviewed sufficient information to reach an informed view, to justify reliance on the accuracy of the information contained and the Directors' representations made in the Circular and to provide a reasonable basis for our recommendation. We have not, however, conducted an independent verification of the information nor have we conducted any form of in-depth investigation into the businesses and affairs or the prospects of the Company or Taifook Group or any of their respective subsidiaries or associates.

PRINCIPAL FACTORS CONSIDERED

In arriving at our opinion for the Acquisition, we have considered the following principal factors and reasons:

Background and reasons

The Group is principally engaged in investments in the areas of property, infrastructure, services, department store operation, hotel operation and telecommunications and technology. NWS is a non-wholly-owned subsidiary of the Company and NWS Group's principal activities are investment in infrastructure projects, operation of facilities rental and investment in service industries including financial related services.

NWS through the Purchaser is currently the single largest shareholder of Taifook holding approximately 21.5% in Taifook's issued share capital as at the date of the Share Purchase Agreement. The principal activities of the Taifook Group comprise securities and futures contracts broking and trading, the provision of margin and other financing, the provision of corporate advisory, placing and underwriting services, bullion contracts dealing and trading, leveraged foreign exchange trading, the provision of nominee and custodian services, fund management and the provision of financial planning services. The Taifook Shares are listed on the Main Board of the Stock Exchange. Set out below is the audited financial results of the Taifook Group for the two years ended 31 December 2005 and 2006:

	2005	**2006**
	HK$'000	*HK$'000*
Revenue	390,781	726,913
Profit before tax	68,998	197,941
Profit attributable to shareholders of Taifook	62,958	172,325

Source: Taifook's 2006 annual report.

The Taifook Group recorded an increase in revenue of approximately 86.0% and an increase in profit attributable to shareholders of approximately 173.7% for the year ended 31 December 2006 as compared to 2005. The increase was mainly attributable to the record trading volume of the Stock Exchange (average daily trading volume increased from approximately HK$18.3 billion (2005) to approximately HK$33.9 billion (2006)) whereby Taifook was able to benefit therefrom and achieved an increase in its core business revenues including revenue from brokerage activities, provisions of margin financing and corporate advisory services. The audited consolidated net asset value ("NAV") of the Taifook Group amounted to approximately HK$1,183.7 million (before adjustment for the proposed final dividend of HK$41.6 million) as at 31 December 2006.

As noted from the interim report of NWS for the six months ended 31 December 2006, NWS intends to continue investing in infrastructure projects and services industries with good prospects and returns. We note that Taifook is an established brokerage firm in Hong Kong with over 30 years of history providing a full range of integrated financial services. In addition to Taifook's financial performance in recent years, we also noted from Taifook's 2006 annual report that it will continue to leverage on its brand name and niche to expand its core business in Hong Kong and China markets, as evidenced by its acquisitions of a local fund management company in Hong Kong announced in January 2007 and an investment into a futures company in the PRC announced in February 2007.

Upon Completion, the Purchaser will own in aggregate 376,615,103 Taifook Shares, representing approximately 62.2% of the issued share capital of Taifook as at the Latest Practicable Date, and will be required under Rule 26.1 and Rule 13 of the Takeovers Code to make mandatory unconditional cash offers to acquire all the issued Taifook Shares and to cancel all outstanding Taifook Options not already owned or agreed to be acquired by the Purchaser and parties acting in concert with it. As noted from the Announcement, the financial adviser to NWS, is satisfied that there are sufficient financial resources available to the Purchaser to meet its obligation to pay the Aggregate Purchase Price and to implement the Offer in case of full acceptance of the Offer.

Having considered the above, and with the improving local economy, the growth of the PRC economy as noted in the continued growth in the gross domestic product of the PRC in recent years and the gradual open-up of the capital markets in the PRC, which are favourable market conditions for the business of Taifook Group, we concur with the views of the Directors and consider that the Acquisition, which is in line with the NWS Group's stated business direction, will enable NWS to increase its existing stake in Taifook to a controlling position, and is in the interests of the Company (through its interests in NWS) and the Shareholders as a whole.

The Aggregate Purchase Price

Basis

The Aggregate Purchase Price, which will be payable in cash, was determined following arm's length negotiation between the Purchaser and the Vendors with reference to the prevailing market price of Taifook Shares as at the Last Trading Day. The Aggregate Purchase Price represents:

(i) a premium of approximately 13.6% over the closing price of HK$2.14 per Taifook Share as quoted on the Main Board of the Stock Exchange on the Last Trading Day;

(ii) a historic price-earning ratio ("PER") of approximately 8.51 times of the audited profit attributable to shareholders of Taifook for the year ended 31 December 2006 of approximately HK$172.3 million on the basis of 603,139,699 Taifook Shares in issue as at the date of the Share Purchase Agreement; and

(iii) a price to net asset value ("PNAV") of approximately 1.24 times of the audited consolidated NAV of Taifook Group as at 31 December 2006 of approximately HK$1,183.7 million (before adjustment for the proposed final dividend of HK$41.6 million) on the basis of 603,139,699 Taifook Shares in issue as at the date of the Share Purchase Agreement.

Share price performance

We have reviewed the closing price of the Taifook Shares as quoted on the Main Board of the Stock Exchange during the last twelve months preceding the Last Trading Day (the "Review Period") and comparing it with the performance of the Heng Sang Index during the same period as follows:

Performance of Taifook and Hang Seng Index


2.2
2.0
1.8
1.6
1.4
1.2
1.0
Closing price (HK$)
21,000
20,000
19,000
18,000
17,000
16,000
15,000
14,000
Hang Seng Index
Hang Seng Index
Taifook
April 2006
May 2006
June 2006
July 2006
August 2006
September 2006
October 2006
November 2006
December 2006
January 2007
February 2007
March 2007
Last Trading Day

As shown in the above chart, during the Review Period, the highest and lowest closing prices of the Taifook Shares were HK$2.18 per Share recorded on 17 April 2007, and HK$1.20 per Taifook Share recorded on 24 April 2006, respectively. The Purchase Price represents a premium of (i) approximately 11.47% to such highest closing price of HK$2.18 per Taifook Share; and (ii) approximately 102.50% to such lowest closing price of HK$1.20 per Taifook Share during the Review Period. During the Review Period, the Taifook Shares generally traded in line with the

Hang Seng Index with the closing price ranged from HK$1.20 to HK$1.44 per Taifook Share from June 2006 to October 2006. Taifook Shares began to undergo an upward surge in November 2006, when the Hang Seng Index also experienced such an increase. The Taifook Shares outperformed the Hang Seng Index in January 2007 to reach the highest closing price of HK$2.18 in April 2007. As noted from the overall market performance and public information, we believe that the increase in Taifook's share price since late 2006 may have been attributable to the market expectation of Taifook's performance in light of the record trading volume of the Stock Exchange as well as Taifook's proposed acquisition of a local fund management company announced in January 2007.

PER and PNAV

In assessing the fairness of the Aggregate Purchase Price, we have further reviewed, to our best efforts, the PER and PNAV of 15 comparable companies listed on the Main Board of the Stock Exchange whose principal business is engaged in similar business as those of the Taifook Group (the "Comparable Companies"). Given the record trading volume of the Stock Exchange in 2006, particularly in the second half of 2006, in order to ensure a fair comparison whereby the Comparable Companies' results, hence their respective share prices would have reflected their business performance in 2006 so as those of the Taifook Group, for the purposes of PER analysis, we have excluded those Comparable Companies whose latest audited annual results only reported up to 30 June 2006 or earlier or made loss in the latest financial period to arrive at eight Comparable Companies (the "PER Comparable Companies"). Details of the comparison of the PER Comparable Companies for the purposes of PER analysis and the Acquisition are as follows:

Name of PER Comparable Companies	**Date of financial year end**	**PER** *(note 1)* *(times)*
CASH Financial Services Group Limited	31 December 2006	12.28
Celestial Asia Securities Holdings Limited	31 December 2006	8.80
E2-Capital (Holdings) Limited	31 December 2006	7.42
First Shanghai Investments Limited	31 December 2006	5.36
Hantec Investment Holdings Limited	31 December 2006	5.39
Shenyin Wanguo (H.K.) Limited	31 December 2006	11.28
South China Financial Holdings Limited	31 December 2006	26.90
Sun Hung Kai & Co. Limited	31 December 2006	22.10
Average:		*12.44*
Adjusted average (note 2):		*8.42*
The Acquisition		**8.51**

Source: Bloomberg, www.hkex.com.hk (the "Stock Exchange's Website"), the latest annual report and annual results announcement of the PER Comparable Companies

Notes:

1. Based on the closing share prices per share of the PER Comparable Companies as quoted on Bloomberg on the Last Trading Day divided by the respective earnings per share (being the net profit attributable to the shareholders per the latest published annual financial results of the PER Comparable Companies available on 26 April 2007, being the date of the Share Purchase Agreement, divided by the number of shares reported on the Stock Exchange's Website on 31 March 2007).

2. Excluded the PER of South China Financial Holdings Limited and Sun Hung Kai & Co. Limited, which are outliers.

The PER of the PER Comparable Companies ranged from 5.36 times to 26.90 times, with an average of approximately 12.44 times. The implied PER under the Aggregate Purchase Price is within such range and is lower than the average PER of the PER Comparable Companies.

The adjusted PER of the PER Comparable Companies ranged from 5.36 times to 12.28 times, with an average of approximately 8.42 times. The implied PER under the Aggregate Purchase Price is within such range and is comparable with the adjusted average PER of the PER Comparable Companies.

The comparison of the PNAV of Taifook Shares as implied under the Aggregate Purchase Price and those of the Comparable Companies (including all the 15 Comparable Companies based on their latest published audited or unaudited NAV) are summarised below:

Name of Comparable Companies	**Date of latest published NAV**	**PNAV** *(note 1)* *(times)*
CASH Financial Services Group Limited	31 December 2006	1.01
Celestial Asia Securities Holdings Limited	31 December 2006	0.50
E2-Capital (Holdings) Limited	31 December 2006	0.70
Emperor Capital Group Limited	31 December 2006	0.54 *(note 2)*
First Shanghai Investments Limited	31 December 2006	0.75
Get Nice Holdings Limited	30 September 2006	1.04
Hantec Investment Holdings Limited	31 December 2006	0.79
Quam Limited	30 September 2006	1.99
Shenyin Wanguo (H.K.) Limited	31 December 2006	1.84
South China Financial Holdings Limited	31 December 2006	1.85
Sun Hung Kai & Co. Limited	31 December 2006	1.17
SW Kingsway Capital Holdings Limited	31 December 2006	1.08
Tanrich Financial Holdings Limited	31 December 2006	0.66
Upbest Group Limited	30 September 2006	5.28
VXL Capital Limited	31 December 2006	3.06
Average:		*1.48*
Adjusted average (note 3)		*1.21*
The Acquisition		**1.24**

Source: Bloomberg, the Stock Exchange's Website, the latest annual report, interim report and annual results announcement of the Comparable Companies

Notes:

1. Based on the closing share prices per share of the Comparable Companies as quoted on Bloomberg on the Last Trading Day divided by the NAV per share (being the NAV per the latest published audited or unaudited financial statements of the Comparable Companies available on 26 April 2007, being the date of the Share Purchase Agreement, divided by the number of shares reported on the Stock Exchange's Website on 31 March 2007).

2. Based on the initial public offer price of HK$0.38 per share as listing of shares were after the Last Trading Day.

3. Excluded the PNAV of Upbest Group Limited, which is an outlier.

The PNAV of the Comparable Companies ranged from approximately 0.50 times to 5.28 times, with an average of approximately 1.48 times. The implied PNAV under the Aggregate Purchase Price is within the range and is lower than the average PNAV of the Comparable Companies.

The adjusted PNAV of the Comparable Companies ranged from approximately 0.50 times to 3.06 times, with an average of approximately 1.21 times. The implied PNAV under the Aggregate Purchase Price is within the range and is comparable with the adjusted average PNAV of the Comparable Companies.

Views

Having taken into account the above, we consider that the Aggregate Purchase Price is fair and reasonable so far as the Company and the Independent Shareholders are concerned.

Possible financial impact

Earnings

Upon Completion, Taifook will become a non-wholly-owned subsidiary of NWS and its results of operations will be consolidated into the financial statements of NWS Group, which in turn will be consolidated into the Group. Based on the performance of the Taifook Group in recent years, the Acquisition is expected to have a positive impact on the earnings base of the NWS Group, and hence the Group.

NAV

Based on the Aggregate Purchase Price and NWS Group's 62.2% attributable interest in the audited consolidated NAV of the Taifook Group as at 31 December 2006 of approximately HK$1,183.7 million (before adjustment for the proposed final dividend of HK$41.6 million) immediately upon Completion, the Acquisition would not have a material adverse impact on the net asset base of the NWS Group, and hence the Group.

Working capital

The NWS Group will satisfy the Aggregate Purchase Price by bank borrowings. We note that the financial adviser to NWS is satisfied that there are sufficient financial resources available to the Purchaser to meet its obligation to pay the Aggregate Purchase Price and to implement the

Offer in case of full acceptance of the Offer. Based on existing financial position of the NWS Group and the Group, the Directors consider that the Acquisition, and hence the Offer assuming acceptance in full, will not have a material adverse impact on the working capital position of the NWS Group, and hence the Group.

RECOMMENDATION

Having taken into consideration the principal factors and reasons referred to above, we are of the opinion that the Share Purchase Agreement is entered into on normal and commercial terms and is in the interests of the Company and the Shareholders as a whole and that the terms thereof are fair and reasonable so far as the Company and the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote for the ordinary resolution to be proposed at the EGM to approve the Share Purchase Agreement.

Yours faithfully,
For and on behalf of
CIMB-GK Securities (HK) Limited

Alex Lau
Executive Vice President

Flavia Hung
Senior Vice President

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' INTERESTS

(a) As at the Latest Practicable Date, the interests and short positions of each Director and chief executive of the Company in the shares or underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he was deemed or taken to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register maintained by the Company referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

(I) Long position in shares

	Number of shares				
	Beneficial interests	**Interests of spouse**	**Interests of controlled corporation**	**Total**	**Approximate % of shareholding**
the Company (ordinary shares of HK$1.00 each)					
Dr. Cheng Kar Shun, Henry	—	300,000	—	300,000	0.01
Dr. Sin Wai Kin, David	4,708,708	47,098	—	4,755,806	0.13
Mr. Leung Chi Kin, Stewart	32,974	—	—	32,974	negligible
Mr. Chow Kwai Cheung	44,527	—	—	44,527	negligible
Mr. Ho Hau Hay, Hamilton	—	—	439,177 *(Note 1)*	439,177	0.01
Mr. Liang Cheung Biu, Thomas	5,215	—	—	5,215	negligible
Dragon Fortune Limited (ordinary shares of US$1.00 each)					
Mr. Cheng Kar Shing, Peter	—	—	15,869 *(Note 2)*	15,869	27.41
HH Holdings Corporation (ordinary shares of HK$1.00 each)					
Dr. Sin Wai Kin, David	42,000	—	—	42,000	7.00

	Number of shares				
	Beneficial interests	**Interests of spouse**	**Interests of controlled corporation**	**Total**	**Approximate % of shareholding**
Master Services Limited (ordinary shares of US$0.01 each)					
Mr. Leung Chi Kin, Stewart	16,335	—	—	16,335	1.63
Mr. Chow Kwai Cheung	16,335	—	—	16,335	1.63
Mega Choice Holdings Limited (ordinary shares of HK$1.00 each)					
Dr. Cheng Kar Shun, Henry	—	—	3,710 *(Note 3)*	3,710	34.61
New World China Land Limited (ordinary shares of HK$0.10 each)					
Dr. Cheng Kar Shun, Henry	12,500,000	—	52,271,200 *(Note 3)*	64,771,200	1.69
Mr. Leung Chi Kin, Stewart	500,000	—	—	500,000	0.01
Mr. Chow Kwai Cheung	650,126	—	—	650,126	0.02
NWS (ordinary shares of HK$1.00 each)					
Dr. Cheng Kar Shun, Henry	9,179,199	587,000	8,000,000 *(Note 3)*	17,766,199	0.89
Dr. Sin Wai Kin, David	3,281	31	16,995,745 *(Note 4)*	16,999,057	0.85
Mr. Cheng Kar Shing, Peter	182,206	—	2,689,699 *(Note 5)*	2,871,905	0.14
Mr. Liang Chong Hou, David	163	—	—	163	negligible
Mr. Leung Chi Kin, Stewart	3,358,851	—	—	3,358,851	0.17
Mr. Chow Kwai Cheung	207,000	—	—	207,000	0.01
Sun City Holdings Limited (ordinary shares of HK$1.00 each)					
Mr. Cheng Kar Shing, Peter	—	80,000	3,570,000 *(Note 6)*	3,650,000	45.63
Sun Legend Investments Limited (ordinary shares of HK$1.00 each)					
Mr. Cheng Kar Shing, Peter	—	—	500 *(Note 7)*	500	50.00
YE Holdings Corporation (ordinary shares of HK$1.00 each)					
Mr. Leung Chi Kin, Stewart	37,500	—	—	37,500	1.50

Notes:

1. These shares are beneficially-owned by a company in which Mr. Ho Hau Hay, Hamilton owns 40.0% of its issued share capital.

2. 4,102 shares are held by a company wholly-owned by Mr. Cheng Kar Shing, Peter and 11,767 shares are held by Sun City Holdings Limited ("Sun City"), of which Mr. Cheng Kar Shing, Peter is deemed to be interested in 45.63% of its issued share capital.

3. These shares are beneficially-owned by companies which are wholly-owned by Dr. Cheng Kar Shun, Henry.

4. These shares are beneficially-owned by a company which is jointly-owned by Dr. Sin Wai Kin, David and his spouse.

5. These shares are beneficially-owned by a company which is wholly-owned by Mr. Cheng Kar Shing, Peter.

6. These shares are held by a company of which Mr. Cheng Kar Shing, Peter has an indirect interest of 49.58%.

7. Mr. Cheng Kar Shing, Peter is deemed to be interested in the shares of Sun Legend Investments Limited by virtue of his interests in Sun City.

(II) Long position in underlying shares — share options

(i) *the Company*

		Number of share options outstanding as at the Latest Practicable Date with exercise price per share of HK$17.756		
Name of Director	**Grant date**	**with exercisable period** *(Note 1)*	**with exercisable period** *(Note 2)*	**Total**
Dato Dr. Cheng Yu Tung	19 March 2007	36,500,000	—	36,500,000
Dr. Cheng Kar Shun, Henry	19 March 2007	36,500,000	—	36,500,000
Dr. Sin Wai Kin, David	19 March 2007	300,000	—	300,000
Mr. Liang Chong Hou, David	19 March 2007	300,000	—	300,000
Mr. Leung Chi Kin, Stewart	19 March 2007	36,500,000	—	36,500,000
Mr. Cheng Chi Kong, Adrian	19 March 2007	—	500,000	500,000
Mr. Cheng Yue Pui	19 March 2007	200,000	—	200,000
Mr. Cheng Kar Shing, Peter	19 March 2007	200,000	1,200,000	1,400,000
Mr. Chow Kwai Cheung	19 March 2007	200,000	1,200,000	1,400,000
Mr. Ho Hau Hay, Hamilton	19 March 2007	200,000	—	200,000
Mr. Liang Cheung Biu, Thomas	19 March 2007	200,000	—	200,000
Lord Sandberg Michael	19 March 2007	300,000	—	300,000
Dr. Cha Mou Sing, Payson	19 March 2007	300,000	—	300,000
Mr. Yeung Ping Leung, Howard	19 March 2007	300,000	—	300,000
Mr. Lee Luen Wai, John	19 March 2007	300,000	—	300,000

Notes:

1. From 19 March 2007 to 18 March 2012.

2. Divided into 5 tranches exercisable from 19 March 2007, 19 March 2008, 19 March 2009, 19 March 2010 respectively to 18 March 2012.

3. The cash consideration paid by the directors for the grant of the share options was HK$10.

(ii) *New World China Land Limited*

Name	Date of grant	Exercisable period	Number of share options	Exercise price per share *HK$*
Mr. Cheng Chi Kong, Adrian	25 July 2006	26 August 2006 to 25 August 2011	552,400	2.865

Notes:

1. The share options are exercisable within five years commencing from one month after the date of grant, provided that the maximum number of share options that can be exercised during each anniversary year is 20% of the total share options granted together with any unexercised share options carried forward from the previous anniversary year(s).

2. The cash consideration paid for the grant of the share options was HK$10.00.

(iii) *NWS*

Name	Date of grant	Exercisable period	Number of share options	Exercise price per share *HK$*
Mr. Leung Chi Kin, Stewart	21 July 2003	*(Note 1)*	68,820	3.711

Notes:

1. Divided into 2 tranches exercisable from 21 July 2004 and 21 July 2005 respectively to 20 July 2008, both dates inclusive.

2. The cash consideration paid for the grant of the share options was HK$10.00.

(b) Save as disclosed in this circular, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interest and short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including the interests and short positions in which they were deemed or taken to have under such provisions of the SFO), or which are required, pursuant to section 352 of the SFO, to be entered in the register maintained by the Company referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to the Company and the Stock Exchange.

(c) On 14 February 2007, the Company entered into an agreement with Lightsource Holdings Limited ("**Lightsource**"), a company wholly-owned by Dr. Cheng Kar Shun, Henry, regarding the disposal of the entire equity interests held by the Company in Surely Limited ("**Surely**") to Lightsource at a total consideration of approximately HK$121 million. The sole asset of Surely was 1,110 shares in Mega Choice Holdings Limited ("**Mega Choice**") representing approximately 10.35% of the issued share capital of Mega Choice. As at the date of the said agreement, Dr. Cheng Kar Shun, Henry, through a wholly-owned company, has approximately 24.25% interest in Mega Choice.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors had any interest, direct or indirect, in any asset which have since 30 June 2006, being the date to which the latest published audited financial statements of the Company were made up, been acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group.

(d) Save for the Share Purchase Agreement, as at the Latest Practicable Date, none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group since 30 June 2006, being the date to which the latest published audited financial statements of the Company were made up, and which was significant in relation to the business of the Group.

3. (a) As at the Latest Practicable Date, so far as is known to the Directors, the interests of substantial shareholders (as defined in the Listing Rules) in the shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept under Section 336 of the SFO were as follows:

	Number of shares held			
	Beneficial interests	**Interests of controlled corporation**	**Total**	**Approximate % of shareholding**
Cheng Yu Tung Family (Holdings) Limited ("**CYTFH**") *(Note 1)*	—	1,348,865,983	1,348,865,983	36.53
Centennial Success Limited ("**Centennial**") *(Note 2)*	—	1,348,865,983	1,348,865,983	36.53
CTF Enterprises (already defined) *(Note 3)*	1,215,127,469	133,738,514	1,348,865,983	36.53

Notes:

1. CYTFH holds 51% direct interest in Centennial and is accordingly deemed to have an interest in the shares deemed to be interested by Centennial. Each of Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry and Mr. Cheng Kar Shing, Peter is also a director of CYTFH.

2. Centennial holds 100% direct interest in CTF Enterprises and is accordingly deemed to have an interest in the shares interested by or deemed to be interested by CTF Enterprises. Each of Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Mr. Cheng Yue Pui, Mr. Cheng Kar Shing, Peter and Mr. Cheng Chi Kong, Adrian is also a director of Centennial.

3. CTF Enterprises together with its subsidiaries. Each of Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Mr. Cheng Yue Pui, Mr. Cheng Kar Shing, Peter and Mr. Cheng Chi Kong, Adrian is also a director of CTF Enterprises.

(b) As at the Latest Practicable Date, so far as is known to the Directors, the interests of persons (other than a Director, chief executive of the Company or substantial shareholders (as defined in the Listing Rules)) in the shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Name	Capacity	Number of shares held	Approximate % of shareholding
Marathon Asset Management Ltd	Investment manager	208,191,948	5.64

(c) As at the Latest Practicable Date, so far as is known to the Directors and save as disclosed in this circular, the following entities, other than a Director or chief executive of the Company or a member of the Group, were directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of other members of the Group:

Name of entity	Name of member of the Group	Approximate percentage of interest held
Aldburg Assets Limited	Coral Business Inc.	12.50%
Architectural Precast Limited (in court compulsory liquidation)	Architectural Precast GRC Limited	35.00%
Asean Giant Limited	Gold Return Resources Ltd.	10.00%
Asian East Worldwide Limited	Guangzhou Northring Freeway Company Limited	24.30%
Beijing Zirancao Advertising Co., Ltd.	Beijing Xintong Sinologue Media & Advertising Co., Ltd.	25.00%
Bioforte (Hong Kong) Environmental Engineering And Technology Company Ltd	BioEnviroLink Technologies Limited	30.00%
Bolo Ltd	Bright Moon Company Limited	25.00%
Changzhi City Changda Highway Development Company	Shanxi Xinda Highways Limited	40.00%
Changzhi City Changda Highway Development Company	Shanxi Xinhuang Highways Limited	40.00%
Chow Tai Fook Enterprises Limited	Advance Planner Limited	40.00%
Chow Tai Fook Enterprises Limited	Beames Holdings Limited	36.00%
Chow Tai Fook Enterprises Limited	Crimson Company Limited	37.00%
Chow Tai Fook Enterprises Limited	Front Post Limited	15.00%
Chow Tai Fook Enterprises Limited	HH Holdings Corporation	12.00%
Cinagro Pte Limited	Cinabel (Singapore) Pte Limited	20.00%
Dalian Commercial Network Construction and Development Company	Dalian New World Plaza International Co., Ltd.	12.00%
Dr. Ren Keyong	NoveMed Group Ltd.	20.00%
Easin Technology Co., Ltd.	Shanxi Xintongda Culture Propagation Co., Ltd.	40.00%
Ever Global Investment Limited	Autowin Limited	30.00%
Fast Choice Investments Limited	Winner World Group Limited	20.00%

Name of entity	Name of member of the Group	Approximate percentage of interest held
Foshan City Gaoming District Transportation Infrastructure Co. Ltd.	Foshan Gaoming Xinming Bridge Company Limited	49.00%
Fung Seng Diamond Co Ltd	Silver Bloom Company Limited	10.00%
Fung Seng Diamond Co Ltd	Ultra Force Limited	20.00%
Gaintek Development Limited	Better Rich Development Limited	30.00%
Golden Sphere Investments Ltd	New Hope Limited	15.00%
Grand Business Development Limited	北京新世界威邁特高新技術有限公司	45.00%
Grand Choice Profits Limited	Gold Return Resources Ltd.	10.00%
Guangxi Beiliu Gaote Co. Ltd.	Guangxi Beiliu Xinbei Highways limited	40.00%
Guangxi Cangwu County Electric Power Co. Ltd.	Guangxi Cangwu Xincang Highways Limited	30.00%
Guangxi Rongxian Road & Bridge Construction Co. Ltd.	Guangxi Rongxian Xinrong Highways Limited	30.00%
Guangxi Wuzhou Heng Tong Development Ltd.	Wuzhou Xinwu Highways Limited	40.00%
Guangxi Yulin City Heng Tong Ltd.	Guangxi Yulin Xinye Highways Limited	40.00%
Guangxi Yulin Yu Shieh Ltd.	Guangxi Yulin Xinyu Highways Limited	40.00%
Guangzhou Yongtong Freeway Company Ltd.	Guangzhou Northring Freeway Company Limited	10.41%
Gujiao Highway-Bridge Development & Construction Company	Taiyuan Xinyuan Expressway Company Limited	40.00%
Hainan Zhonghong Investments Company Limited	Changsha Xiangxianghai Housing Development Co., Ltd.	20.00%
Hainan Zhonghong Investments Company Limited	Hunan Success New Century Investment Company Limited	10.00%
Hing Pang Petroleum Chemicals (H.K.) Limited	Chengdu Xinyi Real Estate Development Co., Ltd.	20.00%
Honor Fidelity Ltd	Dominion 2000 Limited	30.00%
Hotspring Ltd	Easlin Corporation	20.00%
Huamei Wealth (Beijing) International Property Investment Co., Ltd.	Beijing Dongfang Huamei Real Estate Development Co., Ltd.	25.00%
Huasheng Audio & Video Publishing House	Beijing Jingdun Xintong Movie and TV Culture Co., Ltd.	25.00%
Huasheng Audio & Video Publishing House	Nanjing Xintong Huihai Movie and TV Culture Co., Ltd.	17.50%
Infinity Regent Inc.	Milestone Overseas Limited	16.67%
Info Trade Investment Limited	Teddy Bear Kingdom Holdings Limited	22.06%
Intex Shanghai Company Limited	Hong Kong-Shanghai Venue Management (Zhengzhou) Limited	30.00%
Kawick Enterprises Ltd	Pearls Limited	40.00%
Kly (Nominees) Ltd	Super Value Development Limited	20.00%
Kly (Nominees) Ltd	Top Flash Investments Limited	20.00%
Lai Sun Development Company Limited	Easlin Corporation	20.00%
Leader Civil Engineering Corporation Limited	Hip Hing - Leader JV Limited	33.33%
LifeTech International Limited	New World LifeTech limited	20.00%
Longreach Shipping Limited	Mass Profits Limited	20.00%
Magic Pioneer Limited	Two-Way Communications Limited	10.00%
Melbourne Enterprises Limited	Billion Park Investment Limited	14.29%
Merino Holdings Limited	New World ZGM Limited	20.00%
Mr. Huang Xiaogang	Shanxi Xintongda Culture Propagation Co., Ltd.	20.00%
Mr. Li Chau-Ming, Peter	Apex-Pro Systems Limited	14.90%
Mr. Philip Yuen	Henry Bon Enterprises Company Limited	10.00%

Name of entity	Name of member of the Group	Approximate percentage of interest held
Mr. Tian Tao	Beijing Xintong Media & Cultural Development Co. Ltd.	29.90%
Mr. Wang Jiquan	Beijing Xindu Fengfan Advertising Co., Ltd.	10.00%
Ms. Carmen Leung	Henry Bon Enterprises Company Limited	10.00%
Ms. Yao Baozhen	Beijing Xindu Fengfan Advertising Co., Ltd.	20.00%
Ms. Yao Baozhen	Beijing Xintong New Vision Media & Advertising Co., Ltd.	20.00%
Ms. Yao Baozhen	Beijing Xintong Sinologue Media & Advertising Co., Ltd.	25.10%
Nanjing Port Authority	Nanjing Huining Wharfs Co., Ltd.	45.00%
Nice Touch Investments Limited	New World Hotel Management (BVI) Limited	29.50%
Open Door Investments Ltd	Realistic Reward Limited	30.00%
Panion Holdings Ltd.	NoveMed Group Ltd.	15.00%
Polarway Investment Ltd	Highness Land Investment Company Limited	40.00%
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development Limited	10.00% *(Note)*
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development No. 2 Limited	10.00% *(Note)*
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development No. 3 Limited	10.00% *(Note)*
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development No. 4 Limited	10.00% *(Note)*
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development No. 5 Limited	10.00% *(Note)*
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development No. 6 Limited	10.00% *(Note)*
Shine Vision International Limited	Carpark Solution Enterprise Limited	35.00%
Sidney Consultants Limited	auto22.com Holdings Limited	15.70%
Space Enterprises Limited	Mega Choice Holdings Limited	24.25%
Sparkle Spirit Limited	Milestone Overseas Limited	16.67%
Stanford Ocean Limited	Two-Way Communications Limited	10.00%
Stanley Enterprises Limited	Ramada Property Ltd.	25.00%
Surely Limited	Mega Choice Holdings Limited	10.36%
Tacko Hotel (Zhanjiang) Ltd	New World Tacko (Xian) Limited	30.00%
Taiyuan Tongtai Industry & Commerce General Company	Taiyuan Xintai Highways Limited	40.00%
Tenswin Limited	Boxwin Limited	16.58%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xindi Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinlong Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinlu Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinming Expressway Company Limited	33.38%

Name of entity	Name of member of the Group	Approximate percentage of interest held
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinqing Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinquan Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinsen Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinshi Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinsi Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xintong Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xintuo Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinxiang Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinyan Expressway Company Limited	33.38%
Tianjin Expressway Investment & Construction Development Corporation	Tianjin Xinzhan Expressway Company Limited	33.38%
Wah Tai Company Limited	Silver Bloom Company Limited	20.00%
Wellington Equities Inc.	New World ZGM Limited	15.00%
Wellington Equities Inc.	Keenwise Technology Limited	15.00%
Winteam Holdings Limited	China Step Limited	30.00%
Wiseful Engineering Group Limited	Kentfull Engineering Company Limited	40.00%
Wuhan Airport Road Industrial Development Co. Ltd.	Wuhan Airport Road Development Ltd.	33.33%
Xiamen COSCO International Container Freight Station & Transportation Co., Ltd.	Xiamen Xinyuan Container Terminal Co., Ltd.	30.00%
上海豐收投資有限公司	濟南匯泉新世界置業有限公司	30.00%
云南药材有限公司	云南新云三七產業有限公司	14.00%
北京市萬勝全物業管理中心	Beijing Kiu Lok Property Management Services Co., Ltd.	40.00%
北京商建房地產開發有限公司	北京新世界商建房地產開發有限公司	10.00%
北京勵升豪廷房地產顧問有限公司	北京新世界商建房地產開發有限公司	15.00%
成都深港石化有限公司	Chengdu Xinyi Real Estate Development Co., Ltd.	20.00%
佛山市祥福房地產開發有限公司	Foshan Country Club Real Estate Development Limited	10.00% *(Note)*
武漢市國營漢口魚場	Wuhan Xinhan Development Co., Limited	30.00% *(Note)*
武漢武建鼎安安裝工程有限公司	Trihan Engineering (Wuhan) Company Limited	49.00%
珠海市萬泉河科技發展有限公司	深圳香島園花卉有限公司	20.00%

Name of entity	Name of member of the Group	Approximate percentage of interest held
珠海國際經濟技術合作公司	珠海市昇福工程有限公司 (In members' voluntary liquidation)	20.00%
深圳市高成達機械電子有限公司	襄樊高成達停車場管理有限公司	35.00%
深圳瑋鵬實業有限公司	Shenzhen Topping Real Estate Development Co., Limited	10.00%
順德市誠業建築集團公司	佛山市順德區協興建築工程有限公司	15.00%
溫州港務集團有限公司	Wenzhou Zhuangyuan Ao New World International Terminals Company Limited	45.00%
廣州市機電安裝公司	Triguang Engineering (Guang Zhou) Company Limited	49.00%
濟南陽光置業有限公司	Jinan New World Sunshine Development Co., Ltd.	27.00%

Note: referred to as profit sharing ratio as set out in the relevant co-operative joint venture contract

(d) Save as disclosed above, so far as is known to the Directors, there was no other person who as at the Latest Practicable Date had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, had a direct or indirect interests amounting to 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group.

4. DIRECTORS' SERVICE CONTRACTS

None of the Directors has a service contract with any member of the Group which is not determinable by the relevant member of the Group within one year without payment of compensation other than statutory compensation.

5. MATERIAL ADVERSE CHANGES

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 30 June 2006, being the date to which the latest published audited financial statements of the Company were made up.

6. COMPETING INTEREST

As at the Latest Practicable Date, the following Directors had interests in the following businesses which were considered to compete or were likely to compete, either directly or indirectly, with the businesses of the Group other than those businesses where the Directors were appointed as Directors to represent the interests of the Company and/or the Group pursuant to the Listing Rules:

	Businesses which were considered to compete or likely to compete with the businesses of the Group		
Name of Director	**Name of entity**	**Description of businesses**	**Nature of interest of the Director in the entity**
Dato' Dr. Cheng Yu Tung	Shun Tak Holdings Limited ("**Shun Tak**") group of companies	Property investment and development, ferry services and hotel related services	Director
	CTF Enterprises group of companies	Property investment and development and transport	Director
	Melbourne Enterprises Limited ("**Melbourne**") group of companies	Property investment	Director
	Lifestyle International Holdings Ltd. ("**Lifestyle**") group of companies	Department stores operations and property investment	Director
Dr. Cheng Kar Shun, Henry	Shun Tak group of companies	Property investment and development, ferry services and hotel related services	Director
	CTF Enterprises group of companies	Property investment and development and transport	Director
	HKR International Limited ("**HKR**") group of companies	Property investment and development and property management	Director
	Lifestyle group of companies	Department stores operations and property investment	Director
Dr. Sin Wai Kin, David	Miramar Hotel & Investment Company Limited ("**Miramar**") group of companies	Property investment and hotel operation	Director
Mr. Cheng Chi Kong, Adrian	Grandhope Properties Limited	Property investment	Director and shareholder
	Cheung Hung Development (Holdings) Limited	Property investment and development	Director

Name of Director	Businesses which were considered to compete or likely to compete with the businesses of the Group Name of entity	Description of businesses	Nature of interest of the Director in the entity
Mr. Cheng Yue Pui	CTF Enterprises group of companies	Property investment and development and transport	Director
	Melbourne group of companies	Property investment	Director
Mr. Cheng Kar Shing, Peter	CTF Enterprises group of companies	Property investment and development and transport	Director
	Long Vocation Investments Limited group of companies	Property investment	Director and shareholder
Mr. Chow Kwai Cheung	Flying Dragon Properties Limited	Property investment	Director and shareholder
	Global Agents Ltd.	Investment holding	Director and shareholder
Mr. Ho Hau Hay, Hamilton	CITIC Pacific Limited	Property development and investment, telecommunications and operation of power station and tunnel and financial services	Director
	Honorway Investments Limited	Property development and investment	Director and shareholder
	Tak Hung (Holding) Company Limited	Property development and investment	Director and shareholder
Mr. Liang Cheung Biu, Thomas	Bermuda Investments Limited	Property investment	Director
	Greenwich Investors Limited	Property investment	Director
	Lambda Enterprises Limited	Property management	Director
	Miramar group of companies	Property investment and hotel operation	Director
	Notting Hill Development Limited	Property investment	Director
	Ramadon Company Limited	Property investment	Director
	Roundtree Property Company Limited	Property investment	Director

Name of Director	Businesses which were considered to compete or likely to compete with the businesses of the Group		Nature of interest of the Director in the entity
	Name of entity	Description of businesses	
Dr. Cha Mou Sing, Payson	HKR group of companies	Property investment and development, and property management	Director and shareholder
	Hanison Construction Holdings Limited group of companies	Construction, property investment and development	Director and shareholder
Mr. Yeung Ping Leung, Howard	Miramar group of companies	Property investment and hotel operation	Director
Mr. Lee Luen Wai, John	Lippo Limited	Property investment, development and management	Director
	Lippo China Resources Limited	Property investment, development and management	Director
	Hongkong Chinese Limited	Property investment, development and management	Director

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and their respective associates was considered to have interest in any business apart from the business of the Group, which competes or is likely to compete, either directly or indirectly, with that of the Group.

7. QUALIFICATION AND CONSENT OF EXPERT

CIMB-GK is a corporation licensed to carry on type 1 (dealings in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO.

CIMB-GK has given and has not withdrawn its written consent to the issue of this circular with the reference to its name and its letter in the form and context in which they respectively appear.

As at the Latest Practicable Date, CIMB-GK did not have any shareholding, directly or indirectly, in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for shares in any member of the Group.

As at the Latest Practicable Date, CIMB-GK did not have any interest, direct or indirect, in any assets which since 30 June 2006, the date to which the latest published audited financial statements of the Company were made up, have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

8. DOCUMENT AVAILABLE FOR INSPECTION

A copy of the Share Purchase Agreement will be available for inspection at the office of the Company in Hong Kong at 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong during normal business hours from the date of this circular up to and including 5 June 2007 and at the EGM.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(stock code: 0017)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of New World Development Company Limited (the "**Company**") will be held at Meeting Room 301B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Tuesday, 5 June 2007 at 12:30 p.m. for the purpose of considering and, if thought fit, with or without amendments, passing the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"THAT

(a) the acquisition by NWS Financial Management Services Limited, an indirect non-wholly-owned subsidiary of the Company, of 246,986,763 shares in Taifook Securities Group Limited pursuant to the terms and conditions of the Share Purchase Agreement (as defined in the circular of the Company dated 18 May 2007 despatched to the shareholders of the Company), a copy of which has been produced to the meeting and marked "A" and initialled by the chairman of the meeting for the purpose of identification, together with other transactions contemplated under the Share Purchase Agreement be and are hereby approved;

(b) the directors of the Company (the "**Directors**") be and are hereby authorised, for and on behalf of the Company, to take all steps necessary or expedient in their opinion to implement and/or give effect to the terms of the Share Purchase Agreement and all transactions contemplated thereunder and all other matters incidental thereto or in connection therewith; and

(c) the Directors be and are hereby authorised, for and on behalf of the Company, to execute all such other documents, instruments and agreements and to do all such acts or things deemed by them to be incidental to, ancillary to or in connection with the matters contemplated under the Share Purchase Agreement and to make such variation, amendment and waiver of any matters relating thereto or in connection therewith which in the opinion of the Directors is not of a material nature and is in the interests of the Company."

Yours faithfully,
By order of the Board
Leung Chi Kin, Stewart
Company Secretary

Hong Kong, 18 May 2007

Registered office:
30th Floor
New World Tower
18 Queen's Road Central
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more than one proxy to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. To be valid, the form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the registered office of the Company at 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong not later than 48 hours before the time appointed for the meeting or any adjournment thereof (as the case may be).

3. Delivery of an instrument appointing a proxy should not preclude member from attending and voting in person at the above meeting or any adjournment thereof and in such event, the instrument appointing a proxy shall be deemed to be revoked.

4. In the case of joint holders of a share, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she/it were solely entitled thereto to. If more than one of such joint holders are present at the above meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

5. Voting on the above resolution will be taken by poll.

6. As at the date of this notice: (a) the executive directors of the Company are Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David, Mr. Leung Chi Kin, Stewart and Mr. Cheng Chi Kong, Adrian; (b) the non-executive directors of the Company are Mr. Cheng Yue Pui, Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Ho Hau Hay, Hamilton and Mr. Liang Cheung Biu, Thomas; and (c) the independent non-executive directors of the Company are Lord Sandberg, Michael, Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor) and Mr. Lee Luen Wai, John.

註冊辦事處：
香港
皇后大道中18號
新世界大廈
30樓

附註：

1. 凡有權出席上述通告所召開之大會及投票之本公司股東，均有權委任一名或以上代表代其出席並於會上投票。受委任代表毋須為本公司股東。

2. 委任代表之文件連同授權簽署該文件之授權書或其他授權文件（如有），或經由公證人簽署證明之授權書或授權文件副本，最遲須於大會或其任何續會（視乎情況而定）之指定舉行時間四十八小時前，送達本公司之註冊辦事處，地址為香港皇后大道中18號新世界大廈30樓，方為有效。

3. 交回委任代表之文據後，股東仍可依願親身出席大會或其任何續會，並於會上投票，惟於有關情況下，委任代表之文據將被視為已被撤回。

4. 倘屬股份之聯名持有人，則任何一名該等聯名持有人均可親身或委派代表就該等股份投票，猶如其為唯一有權投票者，惟倘多於一名聯名持有人親身或委派代表出席上述大會，則只有在本公司股東名冊上排名最先之出席人士，方有權就本公司之該等股份投票。

5. 上述決議案投票時將以點票方式進行。

6. 於本通告日，(a)本公司之執行董事為拿督鄭裕彤博士、鄭家純博士、冼為堅博士、梁仲豪先生、梁志堅先生及鄭志剛先生；(b)本公司之非執行董事為鄭裕培先生、鄭家成先生、周桂昌先生、何厚浠先生及梁祥彪先生；及(c)本公司之獨立非執行董事為沈弼勛爵、楊秉樑先生、查懋聲博士（查懋聲博士之替任董事：查懋成先生）及李聯偉先生。

新世界發展有限公司
New World Development Company Limited
(於香港註冊成立之有限公司)
(股份代號：0017)

股東特別大會通告

茲通告新世界發展有限公司(「**本公司**」)謹訂於二零零七年六月五日星期二下午十二時三十分假座香港灣仔博覽道一號香港會議展覽中心會議室301B室(新翼)舉行股東特別大會,藉以考慮及酌情批准(不論有否任何修訂)以下決議案為普通決議案:

普通決議案

「**動議**:

(a) 批准由本公司間接非全資附屬公司NWS Financial Management Services Limited根據購股協議(定義見本公司於二零零七年五月十八日寄發予本公司股東之通函)(註有「A」字樣之副本已送呈大會並由大會主席簡簽以資識別)之條款及條件收購大福證券集團有限公司之246,986,763股股份,以及購股協議項下擬進行之其他交易;

(b) 授權本公司董事(「**董事**」)代表本公司作出彼等認為就落實及/或執行購股協議之條款及於購股協議項下擬進行之一切交易以及與其有關或相關之所有其他事宜而言必要或恰當之一切行動;及

(c) 授權董事代表本公司簽立或採取其認為附帶、從屬或有關於購股協議項下擬進行之事項之所有文件、文據、協議、行動或事情,並同意修改、修訂及豁免董事認為屬不重大且合乎本公司利益之有關或與其相關之任何事宜。」

承董事會命
公司秘書
梁志堅先生
謹啟

香港,二零零七年五月十八日

董事名稱	實體名稱	被視為與本集團業務存在或可能存在競爭之業務業務簡介	董事於該實體之權益性質
查懋聲博士	香港興業旗下集團	物業投資及發展及物業管理	董事及股東
	興勝創建控股有限公司旗下集團	建築、物業投資及發展	董事及股東
楊秉樑先生	美麗華旗下集團	物業投資及酒店經營	董事
李聯偉先生	力寶有限公司	物業投資及發展及管理	董事
	力寶華潤有限公司	物業投資及發展及管理	董事
	香港華人有限公司	物業投資及發展及管理	董事

除上文所披露者外，於最後實際可行日期，概無董事及彼等各自之聯繫人士於本集團業務以外，被視為與本集團業務直接或間接構成或可能構成競爭之業務中擁有任何權益。

7. 專家之資歷及同意書

聯昌國際為根據證券及期貨條例可進行第1類（證券交易）、第4類（就證券提供意見）及第6類（就機構融資提供意見）受規管活動之持牌法團。

聯昌國際已就本通函發出同意書，表示同意按本通函所載形式及涵義引述其名稱及轉載其函件，且迄今並無撤回同意書。

截至最後實際可行日期，聯昌國際概無直接或間接擁有本集團任何成員公司之股權，亦無擁有可認購或提名他人認購本集團任何成員公司股份之任何權利（不論可否依法強制執行）。

截至最後實際可行日期，聯昌國際自二零零六年六月三十日（本公司最近刊發經審核財務報表之編製日期）以來，概無於本集團任何成員公司所買賣或租賃或建議買賣或租賃之任何資產中直接或間接擁有任何權益。

8. 備查文件

購股協議之副本由本通函日期起至二零零七年六月五日（包括該日）止期間之一般營業時間內，在本公司之香港辦事處香港皇后大道中18號新世界大廈30樓及於股東特別大會上可供查閱。

董事名稱	實體名稱	被視為與本集團業務存在或可能存在競爭之業務 業務簡介	董事於該實體之權益性質
鄭裕培先生	周大福企業旗下集團	物業投資及發展、交通運輸	董事
	萬邦旗下集團	物業投資	董事
鄭家成先生	周大福企業旗下集團	物業投資及發展、交通運輸	董事
	Long Vocation Investments Limited旗下集團	物業投資	董事及股東
周桂昌先生	飛龍物業有限公司	物業投資	董事及股東
	環宇代理人有限公司	控股投資	董事及股東
何厚浠先生	中信泰富有限公司	物業發展及投資、電訊及經營發電廠及隧道及金融服務	董事
	恆威投資有限公司	物業發展及投資	董事及股東
	德雄(集團)有限公司	物業發展及投資	董事及股東
梁祥彪先生	Bermuda Investments Limited	物業投資	董事
	Greenwich Investors Limited	物業投資	董事
	龍達企業有限公司	物業管理	董事
	美麗華旗下集團	物業投資及酒店經營	董事
	Notting Hill Development Limited	物業投資	董事
	威文達有限公司	物業投資	董事
	君智物業有限公司	物業投資	董事

6. 競爭權益

於最後實際可行日期，根據上市規則，以下董事於被視為與本集團業務存在或可能存在直接或間接競爭之業務（董事獲委任以董事身份代表本公司及／或本集團權益之業務除外）中擁有權益：

董事名稱	實體名稱	被視為與本集團業務存在或可能存在競爭之業務 業務簡介	董事於該實體之權益性質
拿督鄭裕彤博士	信德集團有限公司（「信德」）旗下集團	物業投資及發展、渡輪服務及酒店有關服務	董事
	周大福企業旗下集團	物業投資及發展、交通運輸	董事
	萬邦投資有限公司（「萬邦」）旗下集團	物業投資	董事
	利福國際集團有限公司（「利福」）旗下集團	百貨經營及物業投資	董事
鄭家純博士	信德旗下集團	物業投資及發展、渡輪服務及酒店有關服務	董事
	周大福企業旗下集團	物業投資及發展、交通運輸	董事
	香港興業國際集團有限公司（「香港興業」）旗下集團	物業投資及發展及物業管理	董事
	利福旗下集團	百貨經營及物業投資	董事
冼為堅博士	美麗華酒店企業有限公司（「美麗華」）旗下集團	物業投資及酒店經營	董事
鄭志剛先生	浩瀚置業有限公司	物業投資	董事及股東
	長虹發展（集團）有限公司	物業投資及發展	董事

實體名稱	本集團成員公司名稱	持有權益概約百分比
珠海國際經濟技術合作公司	珠海市景福工程有限公司（股東自願清盤中）	20.00%
深圳市髙戍達機械電子有限公司	襄樊髙戍達停車場管理有限公司	35.00%
深圳瑋鵬實業有限公司	深圳拓勁房地產開發有限公司	10.00%
順德市誠業建築集團公司	佛山市順德區協興建築工程有限公司	15.00%
溫州港務集團有限公司	溫州狀元嶴新創建國際碼頭有限公司	45.00%
廣州市機電安裝公司	廣州定安機電工程有限公司	49.00%
濟南陽光置業有限公司	濟南新世界陽光發展有限公司	27.00%

*附註：*指相關之合作合營企業合同所載之利潤分配比率

(d) 除上文所披露者外，於最後實際可行日期，據董事所知，概無其他人士於本公司股份及相關股份中，擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之權益或淡倉，或直接或間接擁有附有權利在任何情況下可於本集團任何成員公司股東大會上投票之任何類別股本面值10%或以上之權益或淡倉。

4. 董事之服務合約

各董事概無與本集團任何成員公司訂立若於一年內終止，本集團相關成員公司即須作出賠償（法定賠償除外）之服務合約。

5. 重大逆轉

據董事所悉，自二零零六年六月三十日（本公司最近刊發經審核財務報表之編製日期）以來，本集團之財務或經營狀況概無任何重大逆轉。

實體名稱	本集團成員公司名稱	持有權益概約百分比
天津市高速公路投資建設發展公司	天津新宵高速公路有限公司	33.38%
天津市高速公路投資建設發展公司	天津新泉高速公路有限公司	33.38%
天津市高速公路投資建設發展公司	天津新森高速公路有限公司	33.38%
天津市高速公路投資建設發展公司	天津新貿高速公路有限公司	33.38%
天津市高速公路投資建設發展公司	天津新思高速公路有限公司	33.38%
天津市高速公路投資建設發展公司	天津新通高速公路有限公司	33.38%
天津市高速公路投資建設發展公司	天津新拓高速公路有限公司	33.38%
天津市高速公路投資建設發展公司	天津新祥高速公路有限公司	33.38%
天津市高速公路投資建設發展公司	天津新顏高速公路有限公司	33.38%
天津市高速公路投資建設發展公司	天津新展高速公路有限公司	33.38%
Wah Tai Company Limited	銀隆有限公司	20.00%
Wellington Equities Inc.	新世界ZGM 有限公司	15.00%
Wellington Equities Inc.	Keenwise Technology Limited	15.00%
Winteam Holdings Limited	China Step Limited	30.00%
威豐工程集團有限公司	富騰工程建設有限公司	40.00%
武漢市機場路實業發展有限公司	武漢機場路發展有限公司	33.33%
廈門中遠國際集裝箱儲運有限公司	廈門新遠貨櫃儲運有限公司	30.00%
上海豐收投資有限公司	濟南匯泉新世界置業有限公司	30.00%
云南葯材有限公司	云南新云三七產業有限公司	14.00%
北京市萬勝全物業管理中心	北京僑樂物業管理服務有限公司	40.00%
北京商建房地產開發有限公司	北京新世界商建房地產開發有限公司	10.00%
北京勵升豪廷房地產顧問有限公司	北京新世界商建房地產開發有限公司	15.00%
成都深港石化有限公司	成都心怡房地產開發有限公司	20.00%
佛山市祥福房地產開發有限公司	佛山鄉村俱樂部房地產開發有限公司	10.00% *(附註)*
武漢市國營漢口魚場	武漢新漢發展有限公司	30.00% *(附註)*
武漢武建鼎安安裝工程有限公司	武漢定安機電工程有限公司	49.00%
珠海市萬泉河科技發展有限公司	深圳香島園花卉有限公司	20.00%

實體名稱	本集團成員公司名稱	持有權益概約百分比
田𤩹先生	北京信通傳之媒文化發展有限公司	29.90%
王繼權先生	北京信都風帆廣告有限公司	10.00%
梁嘉曼小姐	亨利寶企業有限公司	10.00%
姚寶珍小姐	北京信都風帆廣告有限公司	20.00%
姚寶珍小姐	北京信通新視界傳媒廣告有限公司	20.00%
姚寶珍小姐	北京信通時尚傳媒廣告有限公司	25.10%
南京港務管理局	南京惠寧碼頭有限公司	45.00%
Nice Touch Investments Limited	New World Hotel Management (BVI) Limited	29.50%
Open Door Investments Ltd	Realistic Reward Limited	30.00%
Panion Holdings Ltd.	NoveMed Group Ltd.	15.00%
Polarway Investment Ltd	高地投資有限公司	40.00%
瀋陽正居實業有限公司	新世界(瀋陽)房地產開發有限公司	10.00% *(附註)*
瀋陽正居實業有限公司	新世界(瀋陽)房地產開發第二有限公司	10.00% *(附註)*
瀋陽正居實業有限公司	新世界(瀋陽)房地產開發第三有限公司	10.00% *(附註)*
瀋陽正居實業有限公司	新世界(瀋陽)房地產開發第四有限公司	10.00% *(附註)*
瀋陽正居實業有限公司	新世界(瀋陽)房地產開發第五有限公司	10.00% *(附註)*
瀋陽正居實業有限公司	新世界(瀋陽)房地產開發第六有限公司	10.00% *(附註)*
Shine Vision International Limited	新利泊企業有限公司	35.00%
Sidney Consultants Limited	auto22.com Holdings Limited	15.70%
Space Enterprises Limited	彩暉集團有限公司	24.25%
Sparkle Spirit Limited	Milestone Overseas Limited	16.67%
Stanford Ocean Limited	Two-Way Communications Limited	10.00%
Stanley Enterprises Limited	華美達地產有限公司	25.00%
瑞利有限公司	彩暉集團有限公司	10.36%
Tacko Hotel (Zhanjiang) Ltd	新世界達高西安有限公司	30.00%
太原通泰實業總公司	太原新太公路有限公司	40.00%
運添有限公司	保潤有限公司	16.58%
天津市高速公路投資建設發展公司	天津新地高速公路有限公司	33.38%
天津市高速公路投資建設發展公司	天津新隆高速公路有限公司	33.38%
天津市高速公路投資建設發展公司	天津新路高速公路有限公司	33.38%
天津市高速公路投資建設發展公司	天津新明高速公路有限公司	33.38%

實體名稱	本集團成員公司名稱	持有權益概約百分比
佛山市高明區交通基建公司	佛山市高明新明大橋有限公司	49.00%
豐盛珠寶有限公司	銀隆有限公司	10.00%
豐盛珠寶有限公司	最勤有限公司	20.00%
敬達發展有限公司	利裕發展有限公司	30.00%
Golden Sphere Investments Ltd	新希望有限公司	15.00%
宏業發展有限公司	北京新世界威邁特高新技術有限公司	45.00%
Grand Choice Profits Limited	Gold Return Resources Ltd.	10.00%
廣西北流市高特有限責任公司	廣西北流新北公路有限公司	40.00%
廣西蒼梧電力有限公司	廣西蒼梧新蒼公路有限公司	30.00%
廣西容縣路橋建設有限責任公司	廣西容縣新容公路有限公司	30.00%
廣西梧州恒通發展有限公司	梧州新梧公路有限公司	40.00%
廣西玉林市恒通有限公司	廣西玉林新業公路有限公司	40.00%
廣西玉林玉石公路開發有限公司	廣西玉林新玉公路有限公司	40.00%
廣州市永通高速公路有限公司	廣州北環高速公路有限公司	10.41%
古交市路橋開發建設公司	太原新園公路有限公司	40.00%
海南中泓投資有限公司	長沙香湘海房地產開發有限公司	20.00%
海南中泓投資有限公司	湖南成功新世紀投資有限公司	10.00%
慶鵬石油化工(香港)有限公司	成都心怡房地產開發有限公司	20.00%
Honor Fidelity Ltd	龍騰2000有限公司	30.00%
Hotspring Ltd	Easlin Corporation	20.00%
華美財富(北京)國際置業有限公司	北京東方華美房地產開發有限公司	25.00%
華盛音像出版社	北京金盾信通影視文化有限責任公司	25.00%
華盛音像出版社	南京信通滙海影視文化有限公司	17.50%
Infinity Regent Inc.	Milestone Overseas Limited	16.67%
Info Trade Investment Limited	Teddy Bear Kingdom Holdings Limited	22.06%
上海國際展覽中心有限公司	鄭州香港會展管理有限公司	30.00%
Kawick Enteprises Ltd	貝思有限公司	40.00%
Kly (Nominees) Ltd	庶榮發展有限公司	20.00%
Kly (Nominees) Ltd	康煌投資有限公司	20.00%
麗新發展有限公司	Easlin Corporation	20.00%
利達土木工程有限公司	Hip Hing - Leader JV Limited	33.33%
LifeTech International Limited	New World LifeTech limited	20.00%
Longreach Shipping Limited	倍益有限公司	20.00%
Magic Pioneer Limited	Two-Way Communications Limited	10.00%
萬邦投資有限公司	萬苑投資有限公司	14.29%
Merino Holdings Limited	新世界ZGM 有限公司	20.00%
黃小剛先生	陝西信通達文化傳播有限公司	20.00%
李秋明先生	電貿通科技有限公司	14.90%
阮北耀先生	亨利寶企業有限公司	10.00%

3. 周大福企業連同其附屬公司。拿督鄭裕彤博士、鄭家純博士、鄭裕培先生、鄭家成先生及鄭志剛先生均為周大福企業之董事。

(b) 於最後實際可行日期及據董事所知，根據證券及期貨條例第336條規定所存放之登記冊，其他人士（董事、本公司之主要行政人員或主要股東（定義見上市規則）除外）於本公司之股份擁有須根據證券及期貨條例第XV部第2及3分部知會本公司之權益如下：

名稱	身份	所持股份數目	佔股權概約百分比
Marathon Asset Management Ltd	投資經理	208,191,948	5.64

(c) 於最後實際可行日期，據董事所知及除於本通函所披露者外，以下實體（惟本公司主要行政人員或本集團成員公司除外）直接或間接擁有附有權利在任何情況下可於本集團其他成員公司股東大會上投票之任何類別股本之面值10%或以上的權益：

實體名稱	本集團成員公司名稱	持有權益概約百分比
Aldburg Assets Limited	Coral Business Inc	12.50%
預制建築有限公司（法庭強制性清盤中）	新預制工程有限公司	35.00%
Asean Giant Limited	Gold Return Resources Ltd.	10.00%
東亞環球有限公司	廣州北環高速公路有限公司	24.30%
北京自然草廣告有限公司	北京信通時尚傳媒廣告有限公司	25.00%
生物源（香港）環境工程與技術有限公司	寶靈科技有限公司	30.00%
Bolo Ltd	Bright Moon Company Limited	25.00%
長治市暢達公路開發公司	山西新達公路有限公司	40.00%
長治市暢達公路開發公司	山西新黃公路有限公司	40.00%
周大福企業有限公司	鋒卓有限公司	40.00%
周大福企業有限公司	Beames Holdings Limited	36.00%
周大福企業有限公司	鑫順有限公司	37.00%
周大福企業有限公司	躍柱有限公司	15.00%
周大福企業有限公司	HH Holdings Corporation	12.00%
Cinagro Pte Limited	Cinabel (Singapore) Pte Limited	20.00%
大連市商業網點建設開發公司	大連新世界廣場國際有限公司	12.00%
任克勇博士	NoveMed Group Ltd.	20.00%
頤信科技有限公司	陝西信通達文化傳播有限公司	40.00%
遠豪投資有限公司	Autowin Limited	30.00%
Fast Choice Investments Limited	Winner World Group Limited	20.00%

(c) 於二零零七年二月十四日，本公司就以約為1.21億港元之總代價出售本公司於瑞利有限公司（「**瑞利**」）所持之全部股權予Lightsource Holdings Limited（「**Lightsource**」，一間由鄭家純博士全資擁有之公司）與Lightsource訂立一項協議。瑞利之唯一資產為於彩暉集團有限公司（「**彩暉**」）之1,110股股份，約佔彩暉已發行股本約10.35%。於上述協議日期，鄭家純博士透過一間全資公司擁有彩暉約24.25%權益。

除上文所披露者外，於最後實際可行日期，概無董事於自二零零六年六月三十日（即本公司最近期公佈經審核財務報表之編製日期）以來本集團任何成員公司所買賣或租用或擬買賣或租用之任何資產中擁有任何直接或間接權益。

(d) 除購股協議外，於最後實際可行日期，概無董事於自二零零六年六月三十日（即本公司最近期公佈經審核財務報表之編製日期）以來本集團任何成員公司所訂立，且對本集團業務而言屬重大之任何合約或安排中擁有重大權益。

3. (a) 於最後實際可行日期及據董事所知，根據證券及期貨條例第336條規定所存放之登記冊，主要股東（定義見上市規則）於本公司之股份擁有須根據證券及期貨條例第XV部第2及3分部知會本公司之權益如下：

	所持股份數目			
	實益權益	**受控制法團權益**	**總計**	**控股權概約百分比**
Cheng Yu Tung Family (Holdings) Limited（「**CYTFH**」）*（附註1）*	—	1,348,865,983	1,348,865,983	36.53
Centennial Success Limited（「**Centennial**」）*（附註2）*	—	1,348,865,983	1,348,865,983	36.53
周大福企業 *（附註3）*	1,215,127,469	133,738,514	1,348,865,983	36.53

附註：

1. CYTFH 持有Centennial 51%直接權益，因此被視為於Centennial被視為擁有權益之股份中擁有權益。拿督鄭裕彤博士、鄭家純博士及鄭家成先生均為CYTFH之董事。

2. Centennial持有周大福企業100%直接權益，因此被視為於周大福企業擁有或被視為擁有權益之股份中擁有權益。拿督鄭裕彤博士、鄭家純博士、鄭裕培先生、鄭家成先生及鄭志剛先生均為Centennial之董事。

附註:

1. 由二零零七年三月十九日至二零一二年三月十八日。

2. 分為五批,行使期分別由二零零七年三月十九日、二零零八年三月十九日、二零零九年三月十 九日及二零一零年三月十九日起至二零一二年三月十八日止。

3. 上述董事就獲授購股權所支付之現金代價為10港元。

(ii) *新世界中國地產有限公司*

姓名	授予日期	行使期間	購股權數目	每股行使價 *港元*
鄭志剛先生	二零零六年七月二十五日	由二零零六年八月二十六日起至二零一一年八月二十五日	552,400	2.865

附註:

1. 該等購股權可於授出後一個月期屆滿起計五年內行使,惟於任何一年行使之購股權數目最多為已授出購股權總數之20%,連同往年未行使之購股權。

2. 就獲授購股權所支付之現金代價為10.00港元。

(iii) *新創建*

姓名	授予日期	行使期間	購股權數目	每股行使價 *港元*
梁志堅先生	二零零三年七月二十一日	*(附註1)*	68,820	3.711

附註:

1. 分為兩批,行使期分別由二零零四年七月二十一日及二零零五年七月二十一日起至二零零八年七月二十日(包括首尾兩天)止。

2. 就獲授購股權所支付之現金代價為10.00港元。

(b) 除本通函所披露者外,於最後實際可行日期,概無本公司董事及主要行政人員於本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份或相關股份或債權證中擁有根據證券及期貨條例第XV部第7及8分部須予知會本公司及聯交所之權益及淡倉(包括根據證券及期貨條例該等條文規定,彼被視作或當作擁有之權益及淡倉),或根據證券及期貨條例第352條須記錄於本公司存置之登記冊內之權益及淡倉,或根據上市發行人董事進行證券買賣之標準守則須知會本公司及聯交所之權益及淡倉。

附註：

1. 該等股份由何厚浠先生擁有其已發行股本40.0%之公司實益持有。

2. 4,102股由鄭家成先生全資擁有之公司持有，11,767股則由鄭家成先生被視為擁有其已發行股本45.63%權益之新城集團有限公司（「新城」）持有。

3. 該等股份由鄭家純博士全資擁有之公司實益持有。

4. 該等股份由冼為堅博士及其配偶共同擁有之公司實益持有。

5. 該等股份由鄭家成先生全資擁有之公司實益持有。

6. 該等股份由鄭家成先生間接擁有49.58%權益之公司持有。

7. 鄭家成先生因於新城擁有權益，彼亦被視為於耀禮投資有限公司之股份擁有權益。

(II) 於相關股份中之好倉—購股權

(i) 本公司

		截至最後實際可行日期尚未行使而行使價為每股17.756港元之購股權數目		
董事姓名	**授予日期**	**行使期間為** *（附註1）*	**行使期間為** *（附註2）*	**合計**
拿督鄭裕彤博士	二零零七年三月十九日	36,500,000	—	36,500,000
鄭家純博士	二零零七年三月十九日	36,500,000	—	36,500,000
冼為堅博士	二零零七年三月十九日	300,000	—	300,000
梁仲豪先生	二零零七年三月十九日	300,000	—	300,000
梁志堅先生	二零零七年三月十九日	36,500,000	—	36,500,000
鄭志剛先生	二零零七年三月十九日	—	500,000	500,000
鄭裕培先生	二零零七年三月十九日	200,000	—	200,000
鄭家成先生	二零零七年三月十九日	200,000	1,200,000	1,400,000
周桂昌先生	二零零七年三月十九日	200,000	1,200,000	1,400,000
何厚浠先生	二零零七年三月十九日	200,000	—	200,000
梁祥彪先生	二零零七年三月十九日	200,000	—	200,000
沈弼勛爵	二零零七年三月十九日	300,000	—	300,000
查懋聲博士	二零零七年三月十九日	300,000	—	300,000
楊秉樑先生	二零零七年三月十九日	300,000	—	300,000
李聯偉先生	二零零七年三月十九日	300,000	—	300,000

	股份數目				
	實益權益	配偶權益	受控制法團權益	總計	佔股權概約百分比
Master Services Limited (普通股每股面值0.01美元)					
梁志堅先生	16,335	—	—	16,335	1.63
周桂昌先生	16,335	—	—	16,335	1.63
彩暉集團有限公司 (普通股每股面值1.00港元)					
鄭家純博士	—	—	3,710 *(附註3)*	3,710	34.61
新世界中國地產有限公司 (普通股每股面值0.10港元)					
鄭家純博士	12,500,000	—	52,271,200 *(附註3)*	64,771,200	1.69
梁志堅先生	500,000	—	—	500,000	0.01
周桂昌先生	650,126	—	—	650,126	0.02
新創建 (普通股每股面值1.00港元)					
鄭家純博士	9,179,199	587,000	8,000,000 *(附註3)*	17,766,199	0.89
冼為堅博士	3,281	31	16,995,745 *(附註4)*	16,999,057	0.85
鄭家成先生	182,206	—	2,689,699 *(附註5)*	2,871,905	0.14
梁仲豪先生	163	—	—	163	極少
梁志堅先生	3,358,851	—	—	3,358,851	0.17
周桂昌先生	207,000	—	—	207,000	0.01
新城集團有限公司 (普通股每股面值1.00港元)					
鄭家成先生	—	80,000	3,570,000 *(附註6)*	3,650,000	45.63
耀禮投資有限公司 (普通股每股面值1.00港元)					
鄭家成先生	—	—	500 *(附註7)*	500	50.00
YE Holdings Corporation (普通股每股面值1.00港元)					
梁志堅先生	37,500	—	—	37,500	1.50

1. 責任聲明

本通函遵照上市規則規定，旨在提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，以致本通函所載任何聲明有誤導成份。

2. 董事權益

(a) 於最後實際可行日期，本公司各董事及主要行政人員於本公司及其相聯法團（定義見證券及期貨條例第XV部）之股份或相關股份或債權證中擁有根據證券及期貨條例第XV部第7及8分部須予知會本公司及聯交所之權益及淡倉（包括根據證券及期貨條例該等條文規定，彼被視作或當作擁有之權益及淡倉），或根據證券及期貨條例第352條須記錄於本公司存置之登記冊內之權益及淡倉，或根據上市發行人董事進行證券買賣之標準守則須知會本公司及聯交所之權益及淡倉如下：

(I) 於股份中之好倉

	股份數目				
	實益權益	配偶權益	受控制法團權益	總計	佔股權概約百分比
本公司 （普通股每股面值1.00港元）					
鄭家純博士	—	300,000	—	300,000	0.01
冼為堅博士	4,708,708	47,098	—	4,755,806	0.13
梁志堅先生	32,974	—	—	32,974	極少
周桂昌先生	44,527	—	—	44,527	極少
何厚浠先生	—	—	439,177 *(附註1)*	439,177	0.01
梁祥彪先生	5,215	—	—	5,215	極少
Dragon Fortune Limited （普通股每股面值1.00美元）					
鄭家成先生	—	—	15,869 *(附註2)*	15,869	27.41
HH Holdings Corporation （普通股每股面值1.00港元）					
冼為堅博士	42,000	—	—	42,000	7.00

建議之責任。根據　新創建集團及　貴集團現時之財務狀況，董事認為收購事項及因而假設收購建議獲全面接納將不會對新創建集團，故而亦不會對　貴集團之營運資金狀況造成重大負面影響。

推薦建議

經考慮以上主要因素及理由後，吾等認為購股協議乃按正常商業條款訂立，並符合　貴公司及股東之整體利益，而購股協議之條款就　貴公司及獨立股東而言乃屬公平與合理。因此，吾等建議獨立董事委員會推薦獨立股東投票贊成將於股東特別大會上提呈有關批准購股協議之普通決議案。

此　致

獨立董事委員會及獨立股東　台照

代表
聯昌國際證券(香港)有限公司
劉志華　**洪琬貽**
行政副總裁　*高級副總裁*
謹啟

二零零七年五月十八日

附註：

1. 以彭博於最後交易日所報之可供比較公司之每股股份收市價除以每股資產淨值（即以其各自於二零零七年四月二十六日（即購股協議日）可供查閱之可供比較公司之最新已刊發經審核或未經審核財務報表所載之資產淨值除以於二零零七年三月三十一日於聯交所網站所報之股份數目）為基準。

2. 由於股份於最後交易日後上市，因此以每股0.38港元之初步公開發售價為基準。

3. 撇除作為特例之美建集團有限公司之價格對資產淨值比率。

可供比較公司之價格對資產淨值比率介乎約0.50倍至5.28倍，平均為約1.48倍。總購買價之引伸價格對資產淨值比率落入此範圍內並低於可供比較公司之平均價格對資產淨值比率。

可供比較公司之經調整價格對資產淨值比率介乎約0.50倍至3.06倍，平均為約1.21倍。總購買價之引伸價格對資產淨值比率落入此範圍內並與可供比較公司之經調整平均價格對資產淨值比率相若。

意見

基於上述分析，吾等認為總購買價就　貴公司及獨立股東而言乃屬公平和合理。

可能帶來之財務影響

盈利

於完成後，大福將成為新創建之非全資附屬公司，而其經營業績將於新創建集團之財務報表綜合入賬，而新創建集團則與　貴集團綜合入賬。基於大福集團近年之表現，收購事項預期將對新創建集團，故而會對　貴集團之盈利基礎帶來正面影響。

資產淨值

基於總購買價及緊隨完成後新創建集團應佔大福集團於二零零六年十二月三十一日之經審核綜合資產淨值之62.2%權益（約1,183,700,000港元（經調整建議末期股息41,600,000港元之前））計算，收購事項將不會對新創建集團，故而亦不會對　貴集團之淨資產基礎造成重大負面影響。

營運資金

新創建集團將以銀行借款支付總購買價。吾等得悉，新創建之財務顧問信納買方擁有足夠財務資源以承擔支付總購買價及倘收購建議獲全面接納而落實收購

附註:

1. 以彭博於最後交易日所報之市盈率可供比較公司之每股股份收市價除以每股盈利（即以其各自於二零零七年四月二十六日（即購股協議日）可供查閱之市盈率可供比較公司之最新已刊發年度財務業績所載之股東應佔溢利淨額除以於二零零七年三月三十一日於聯交所網站所報之股份數目）為基準。

2. 撇除南華金融控股有限公司及新鴻基有限公司之市盈率，兩者均為特例。

市盈率可供比較公司之市盈率介乎5.36倍至26.90倍，平均為約12.44倍。總購買價之引伸市盈率落入此範圍內並低於市盈率可供比較公司之平均市盈率。

市盈率可供比較公司之經調整市盈率介乎5.36倍至12.28倍，平均為約8.42倍。總購買價之引伸市盈率落入此範圍內並與市盈率可供比較公司之經調整平均市盈率相若。

總購買價引伸之大福股份價格對資產淨值比率與可供比較公司（包括全部十五間根據最新已刊發經審核或未經審核資產淨值為基準可供比較公司）之價格對資產淨值比率之比較概述如下：

可供比較公司名稱	**最新已刊發資產淨值刊發日期**	**價格對資產淨值比率** *(附註1)* *(倍)*
時富金融服務集團有限公司	二零零六年十二月三十一日	1.01
時富投資集團有限公司	二零零六年十二月三十一日	0.50
金匯投資（集團）有限公司	二零零六年十二月三十一日	0.70
英皇證券集團有限公司	二零零六年十二月三十一日	0.54 *(附註2)*
第一上海投資有限公司	二零零六年十二月三十一日	0.75
結好控股有限公司	二零零六年九月三十日	1.04
亨達國際控股有限公司	二零零六年十二月三十一日	0.79
華富國際控股有限公司	二零零六年九月三十日	1.99
申銀萬國（香港）有限公司	二零零六年十二月三十一日	1.84
南華金融控股有限公司	二零零六年十二月三十一日	1.85
新鴻基有限公司	二零零六年十二月三十一日	1.17
匯富證券有限公司	二零零六年十二月三十一日	1.08
敦沛金融控股有限公司	二零零六年十二月三十一日	0.66
美建集團有限公司	二零零六年九月三十日	5.28
卓越融資有限公司	二零零六年十二月三十一日	3.06
平均:		*1.48*
經調整平均（附註3）		*1.21*
收購事項		**1.24**

資料來源: 彭博、聯交所網站、可供比較公司之最新年度報告、中期報告及年度業績公告

於審閱期間，大福股份之成交走勢大致與恒生指數相同，自二零零六年六月至二零零六年十月，收市價徘徊於每股大福股份1.20港元至1.44港元之間。大福股份之股價於二零零六年十一月開始攀升，其時恒生指數亦出現升勢。大福股份於二零零七年一月跑贏恒生指數，並於二零零七年四月錄得2.18港元之最高收市價。基於整體市場表現及公開資料，吾等相信，大福股價自二零零六年底上升可能因聯交所錄得破紀錄之成交量，以及大福於二零零七年一月宣佈擬收購一間本地基金管理公司而令市場看好大福之表現。

市盈率及價格對資產淨值比率

於評估總購買價之公平性時，吾等已竭盡所能進一步審閱於聯交所主板上市，且其主要業務與大福集團所從事之業務相近之十五間可供比較公司（「可供比較公司」）之市盈率及價格對資產淨值比率。鑒於聯交所於二零零六年（特別是二零零六年下半年）錄得破紀錄之成交量，為確保於進行市盈率分析時可作出公平比較，即可供比較公司之業績以及繼而其各自之股價能反映其於二零零六年之業務表現，猶如大福集團之業務表現，吾等已撇除其最新經審核年度業績僅以二零零六年六月三十日或之前為結算日或於最新財政期間錄得虧損之可供比較公司，從而得出八家可供比較公司（「市盈率可供比較公司」）。市盈率可供比較公司就收購事項之市盈率分析詳情如下：

市盈率可供比較公司名稱	**財政年度結算日期**	**市盈率** *（附註1）* *（倍）*
時富金融服務集團有限公司	二零零六年十二月三十一日	12.28
時富投資集團有限公司	二零零六年十二月三十一日	8.80
金匯投資（集團）有限公司	二零零六年十二月三十一日	7.42
第一上海投資有限公司	二零零六年十二月三十一日	5.36
亨達國際控股有限公司	二零零六年十二月三十一日	5.39
申銀萬國（香港）有限公司	二零零六年十二月三十一日	11.28
南華金融控股有限公司	二零零六年十二月三十一日	26.90
新鴻基有限公司	二零零六年十二月三十一日	22.10
平均:		*12.44*
經調整平均（附註2）：		*8.42*
收購事項		**8.51**

資料來源： 彭博、www.hkex.com.hk（「聯交所網站」）、市盈率可供比較公司之最新年度報告及年度業績公告

(ii) 以購股協議日已發行603,139,699股大福股份為基準，以截至二零零六年十二月三十一日止年度大福股東應佔經審核溢利約172,300,000港元計算，過往市盈率（「市盈率」）為約8.51倍；及

(iii) 以購股協議日已發行603,139,699股大福股份為基準，以大福集團於二零零六年十二月三十一日經審核綜合資產淨值約1,183,700,000港元（經調整建議末期股息41,600,000港元之前）計算，價格對資產淨值比率（「價格對資產淨值比率」）為約1.24倍。

股價表現

吾等已審閱大福股份於最後交易日前十二個月（「審閱期間」）於聯交所主板所報之收市價，其與同期恒生指數表現之比較如下：

大福及恒生指數表現


2.2
2.0
1.8
1.6
1.4
1.2
1.0
收市價（港元）
21,000
20,000
19,000
18,000
17,000
16,000
15,000
14,000
恒生指數
恒生指數
大福
2006年4月
2006年5月
2006年6月
2006年7月
2006年8月
2006年9月
2006年10月
2006年11月
2006年12月
2007年1月
2007年2月
2007年3月
最後交易日

如上圖顯示，於審閱期間，大福股份之最高及最低收市價為分別於二零零七年四月十七日錄得之每股股份2.18港元及於二零零六年四月二十四日錄得之每股股份1.20港元。購買價相當於(i)審閱期間每股大福股份2.18港元之該最高收市價溢價約11.47%；及(ii)審閱期間每股大福股份1.20港元之該最低收市價溢價約102.50%。

截至二零零六年十二月三十一日止年度與二零零五年比較，大福集團錄得約86.0%之收益增長及約173.7%之股東應佔溢利增長。該等增長主要因聯交所錄得破紀錄之成交量（每日平均成交量由二零零五年約18,300,000,000港元增加至二零零六年約33,900,000,000港元），大福因成交量增加而受惠，其包括來自經紀活動、提供孖展借貸及企業顧問服務在內之核心業務收益出現增長。於二零零六年十二月三十一日，大福集團之經審核綜合資產淨值（「資產淨值」）為約1,183,700,000港元（經調整建議末期股息41,600,000港元之前）。

誠如新創建截至二零零六年十二月三十一日止六個月之中期報告所述，新創建有意繼續投資於基建項目及前景與回報理想之服務行業。吾等認為，大福乃一間於香港之著名經紀行，擁有超過三十年歷史及提供全面綜合財務服務。除了大福近年之財務表現外，吾等亦從大福之二零零六年年報得悉，其將繼續善用其品牌及市場地位擴充其於香港及中國市場之核心業務，大福於二零零七年一月宣佈收購香港一間本地基金管理公司，以及於二零零七年二月宣佈投資於中國一間期貨公司足證其有意擴充業務。

於完成後，買方將擁有大福股份合共376,615,103股，相當於大福於最後實際可行日期已發行股本約62.2%，並須按照收購守則第26.1條及第13條就收購所有已發行大福股份及註銷所有未行使大福購股權（買方及其一致行動人士已擁有或同意收購之股份及購股權除外）作出強制性無條件現金收購建議。誠如該公佈所述，新創建之財務顧問信納買方擁有足夠財務資源以承擔支付總購買價及倘收購建議獲全面接受實行收購建議之責任。

經考慮上述因素及鑒於本地經濟持續發展、中國國內生產總值近年持續增長所顯示的經濟增長趨勢，以及中國資本市場逐步開放均有利於大福集團之業務，吾等同意董事之意見，並認為與新創建集團明確業務方向相符之收購事項將令新創建增加其現時於大福之股權至控股地位，且收購事項符合 貴公司（透過其於新創建之權益）及股東之整體利益。

總購買價

基準

將以現金支付之總購買價由買方與賣方參照大福股份於最後交易日之當時市價進行公平磋商而釐定。總購買價相當於：

(i) 較最後交易日於聯交所主板所報之每股大福股份收市價2.14港元溢價約13.6%；

任聲明中就通函所載資料及所作陳述之準確性共同及個別承擔全部責任。吾等亦假設通函所載或所述之資料及董事之陳述於作出時乃真實及準確，直至寄發通函時仍然如是。吾等並無理由懷疑 貴公司向吾等提供之資料及陳述之真實、準確及完整性。吾等亦已接獲董事通知，並相信本通函並無遺漏任何重大事實。

吾等認為，吾等已審閱足夠資料以達成知情意見，並有理由倚賴通函內之資料之準確性及董事於通函所作之陳述，以及為吾等之推薦建議提供一個合理基礎。然而，吾等並未獨立核實資料，並未就 貴公司或大福集團或彼等各自之附屬公司或聯繫人士之業務及事務或前景進行任何形式之深入調查。

主要考慮因素

在達致對收購事項之意見時，吾等曾考慮以下主要因素及理由：

背景及理由

貴集團主要從事於物業、基建、服務、百貨店營運、酒店營運及電訊及科技範疇之投資。新創建為 貴公司之非全資附屬公司，而新創建集團之主要業務為投資於基建項目、經營租賃設施及投資於包括金融相關服務之服務行業。

於購股協議日，新創建(透過買方)目前為大福之單一最大股東，持有大福已發行股本約21.5%。大福集團之主要業務包括證券及期貨合約經紀及買賣；提供孖展及其他財務借貸；提供企業諮詢、配售及包銷服務、貴金屬合約買賣及交易、槓桿外匯買賣、提供代理人及保管服務、基金管理，以及提供財務策劃服務。大福股份於聯交所主板上市。以下載列大福集團截至二零零五年及二零零六年十二月三十一日止兩個年度之經審核財務業績：

	二零零五年	**二零零六年**
	千港元	*千港元*
收益	390,781	726,913
除税前溢利	68,998	197,941
大福股東應佔溢利	62,958	172,325

資料來源： 大福二零零六年年報

以下為由聯昌國際編製致獨立董事委員會及獨立股東之意見書全文，以供載入本通函：

CIMB
聯昌國際證券（香港）有限公司

香港
皇后大道中28號
中匯大廈25樓

敬啟者：

關連交易

緒言

吾等獲委任為獨立董事委員會及獨立股東之獨立財務顧問，以就收購事項提供意見。購股協議條款之詳情載列於二零零七年五月十八日致股東之　貴公司通函（「通函」）董事會函件內，本函件為通函之一部份。除文義另有規定外，本函件所用之詞彙與通函所界定之涵義相同。

買方（新創建之全資附屬公司，而新創建為　貴公司之非全資附屬公司）已於二零零七年四月二十六日有條件與賣方訂立購股協議，據此，買方將以約600,180,000港元之現金總購買價，向賣方收購大福於購股協議日之已發行股本中約41.0%權益。鑑於訂約各方之關係（於通函「訂約各方之關係」一段有更詳盡之載述），特別是周大福企業乃　貴公司之主要股東，且周大福代理人為由　貴公司執行董事拿督鄭裕彤博士全資擁有之公司及杜先生（GPGL之唯一股東）及杜家駒先生為新創建之執行董事，根據上市規則，收購事項構成　貴公司之關連交易，因此須遵照申報及公告規定，及須經獨立股東於股東特別大會上以按股數投票表決之方式批准，賣方（及（如適用）其最終實益擁有人）及彼等相關之聯繫人士及彼等任何一方之一致行動人士須於股東特別大會放棄投票。獨立董事委員會已組成就收購事項向獨立股東提供意見。

提供意見之基礎

在達致有關推薦建議時，吾等認為，吾等已審閱足夠及相關之資料及文件及根據上市規則第13.80條（包括附錄）採取合理步驟以達成知情意見，並有理由倚賴通函內之資料之準確性及為吾等之推薦建議提供一個合理基礎。吾等倚賴通函所載或所述資料及事實以及　貴公司董事及高級管理層所作出或提供之陳述。董事已於通函附錄所載列之責

以下為由獨立董事委員會編製之函件全文，以供載入本通函：

新世界發展有限公司
New World Development Company Limited
(於香港註冊成立之有限公司)
(股份代號：0017)

敬啟者：

有關收購大福證券集團有限公司股份之
關連交易

吾等茲提述本公司於二零零七年五月十八日致其股東之通函(「**本通函**」)，本函件為本通函其中一部分。本通函所界定詞彙與本函件所用者具有相同涵義。

根據上市規則，收購事項將構成本公司之一項關連交易，故須待獨立股東於股東特別大會上批准後，方可作實。

吾等獲董事會委任，以考慮購股協議及根據其條款進行之收購事項，並根據吾等之意見，就上述事項，以及有關條款就獨立股東而言是否公平合理，向　閣下提出意見。就此而言，聯昌國際已獲委任為吾等之獨立財務顧問。

吾等務請　閣下垂注本通函所載之董事會函件及聯昌國際函件。考慮到聯昌國際之意見書所載，聯昌國際曾經考慮之主要因素及理由，以及其意見後，吾等認為購股協議及根據購股協議之條款進行之收購事項乃根據正常商業條款進行，就獨立股東而言屬公平合理，並且合乎本公司及其股東之整體利益。因此，吾等建議獨立股東於股東特別大會上投票贊成批准購股協議及及其項下擬進行之交易之普通決議案。

此　致

列位獨立股東　台照

代表
獨立董事委員會
楊秉樑先生
查懋聲博士
李聯偉先生
謹啟

二零零七年五月十八日

(c) 代表有權出席大會及於會上投票之全體股東之投票權總額不少於十分一之親身出席股東(或倘為公司股東,則其正式授權代表)或受委代表;或

(d) 持有獲賦予權利於會上投票之股份之親身出席股東(或倘為公司股東,則其正式授權代表)或受委代表,而該等股份之實繳股款總額不少於全部獲賦予該項權利之股份實繳股款總額十分一。

根據上市規則第13.39(4)條,獨立股東於股東特別大會上投票表決將以按股數投票表決之形式進行,有關結果將於股東特別大會後下一個營業日公佈。

推薦建議

本公司已成立獨立董事委員會,由本公司獨立非執行董事楊秉樑先生、查懋聲博士(查懋聲博士之替任董事:查懋成先生)及李聯偉先生組成,以就(其中包括)購股協議及根據購股協議之條款進行之收購事項之公平及合理性向獨立股東作出建議。聯昌國際已獲本公司委任為獨立財務顧問,就購股協議條款項下之收購事項之公平及合理性向獨立董事委員會及獨立股東作出建議。務請 閣下垂注本通函第20頁所載獨立董事委員會函件之意見。亦務請 閣下垂注聯昌國際就購股協議之條款而向獨立董事委員會及獨立股東發出之意見函件,該意見函件載於本通函第21頁至28頁。

考慮到聯昌國際之意見後,獨立董事委員會認為購股協議及根據購股協議之條款進行之收購事項乃根據正常商業條款進行,就獨立股東而言屬公平合理,並且合乎本公司及股東之整體利益。因此,獨立董事委員會建議獨立股東於股東特別大會上投票贊成批准購股協議及及其項下擬進行之交易之普通決議案。

其他資料

敬希 閣下垂注本通函附錄所載其他資料。

此致

列位股東 台照及
列位本公司未行使購股權持有人 參照

代表
新世界發展有限公司
董事總經理
鄭家純博士
謹啟

二零零七年五月十八日

大福董事會之組成

於本通函寄發後，新創建將檢討大福董事會組成，而該組成於完成前或之後及／或收購建議截止後可能或未必會改變。任何該等變更將按照收購守則及上市規則進行。倘大福董事會組成發生任何變更，大福將遵照上市規則之刊發規定知會公眾人士。

大福之上市地位

買方之意向為大福於收購建議結束後仍維持其於聯交所主板上市，且不擬行使任何權利強制收購大福所有股份。買方各董事將共同及個別向聯交所承諾，於收購建議結束後採取適當行動確保大福股份存在充足公眾持股量。

股東特別大會

本公司將於二零零七年六月五日星期二下午十二時三十分在香港灣仔博覽道一號香港會議展覽中心會議室301B室（新翼）舉行股東特別大會，藉以考慮及酌情批准其中包括（如有）收購事項及其項下擬進行之交易，股東特別大會通告載於本通函第42頁及第43頁。根據上市規則第14A.18條，買方（及，如適用，其最終實益擁有人）及彼等相關之聯繫人士及彼等任何一方之一致行動人士須於股東特別大會上放棄投票。

隨函亦附上適用於股東特別大會之代表委任表格。倘　閣下未能親自出席大會，務請將隨附之代表委任表格按表格上印備之指示填妥，並盡快交回本公司之註冊辦事處，地址為香港皇后大道中18號新世界大廈30樓，惟無論如何，最遲須於股東特別大會或其續會指定舉行時間48小時前交回。填妥及交回代表委任表格後　閣下仍可親自出席股東特別大會或其續會及於會上投票。

要求按股數投票表決之程序

根據本公司之公司章程第74條，於任何股東大會提呈大會表決之決議案須以舉手方式表決，除非不時根據上市規則或任何其他適用法律、規則或法規之規定須按股數投票表決，或（於宣佈以舉手方式表決所得結果之前或之時，或於撤回任何其他按股數投票表決要求時），以下人士要求按股數投票表決：

(a) 該大會主席；或

(b) 最少三名親身出席且有權於會上投票之股東或受委代表；或

購股權收購建議

就每份大福購股權(行使價為每股大福股份0.94港元) 現金1.49港元

就每份大福購股權(行使價為每股大福股份1.20港元) 現金1.23港元

收購建議

收購建議僅於完成後作出,而完成須待上文「購股協議之條件」一段詳述之條件達成後,方告落實。

總代價

假設大福之已發行股本於提出收購建議前並無變動,按每股大福股份2.43港元計算,大福所有已發行股本於股份收購建議項下之估值約為1,471,200,000港元,而受股份收購建議所限之所有大福股份之估值約為556,000,000港元。假設所有12,710,000份未行使大福購股權,按購股權收購建議項下每股大福股份行使價0.94港元之每份大福購股權1.49港元,及每股大福股份行使價1.20港元之每份大福購股權1.23港元之價值接受收購,則買方根據購股權收購建議應付之總代價為18,298,300港元。

假設於提出收購建議前可認購12,710,000股大福股份之未行使購股權(並非買方或其一致行動人士擁有或同意購入之大福購股權)獲悉數行使,則將有618,149,699股已發行大福股份,而大福所有已發行股本於股份收購建議項下之估值將約為1,502,100,000港元,而受股份收購建議所限制之所有大福股份之估值則約為586,900,000港元。

買方對大福之意向

雖然本公司及新創建建議透過收購事項擴充其業務,以納入大福集團之業務,新創建擬於收購事項後挽留大福集團大部分高級管理人員。大福集團現時高級管理人員之經驗及專業知識乃大福集團持續成功之主要推動力。透過挽留大福集團大部分高級管理人員,亦可維持大福集團整體營運及業績之蓬勃,以致符合整體股東之利益。買方擬繼續經營大福集團之現時業務,除大福集團之日常業務外,其目前並無計劃向大福集團注入任何額外資產或調用大福集團資產。

可能提出之強制性無條件現金收購建議

於最後實際可行日期，買方擁有大福股份129,628,340股，相當於大福已發行股本約21.4%。賣方合共擁有大福股份246,986,763股，相當於大福已發行股本約40.8%。

於完成時，買方及與其一致行動人士將擁有大福股份合共376,615,103股，相當於大福於最後實際可行日期已發行股本約62.2%，並須按照收購守則第26.1條及第13條就買方及其一致行動人士尚未擁有或同意收購之所有已發行大福股份及註銷所有未行使大福購股權作出強制性無條件現金收購建議。

於最後實際可行日期，大福擁有605,439,699股已發行大福股份及賦予大福購股權持有人最多認購合共12,710,000股大福股份之未行使大福購股權，其中10,250,000份大福購股權可按每股大福股份0.94港元之行使價行使，而其中2,460,000份大福購股權可按每股大福股份1.20港元之行使價行使。

因此，除了買方將收購之246,986,763股大福股份及目前由買方擁有之大福股份外，

(i) 228,824,596股大福股份(假設已授出之未行使大福購股權於收購建議截止前尚未行使)將受股份收購建議所規限，而12,710,000份未行使大福購股權(如於當時尚未行使)將受購股權收購建議所規限；或

(ii) 241,534,596股大福股份(假設12,710,000份未行使大福購股權已於收購建議截止前全部行使)將受股份收購建議所規限。

除上述披露之未行使大福購股權，於最後實際可行日期，概無未行使之認股權證、購股權或可轉換為大福股份之證券。

收購建議之主要條款

於完成時，渣打將按以下基準，代表買方就收購所有已發行大福股份及註銷所有未行使大福購股權(買方及其一致行動人士已擁有或同意收購者除外)作出強制性無條件現金收購建議：

股份收購建議

就每股大福股份 現金2.43港元

根據收購守則，買方亦須就所有未行使大福購股權提出類似收購建議，作為收購建議之一部份。買方建議按下列基準就每份大福購股權向大福購股權持有人支付現金，作為大福註銷購股權持有人就該等大福購股權之所有權利之代價。

周大福代理人為於香港註冊成立之公司，其主要業務為代理人業務。拿督鄭裕彤博士全資擁有周大福代理人，而拿督鄭裕彤博士連同其家庭成員控制本公司及新創建。

周大福企業乃本公司之主要股東，於最後實際可行日期持有本公司已發行股本約36.53%，及最終由Cheng Yu Tung Family (Holdings) Limited（由拿督鄭裕彤博士家庭成員控制）持有51%。周大福企業之主要業務為投資控股。

GPGL乃於英屬處女群島註冊成立之公司，由新創建副主席兼執行董事及大福副主席之一兼執行董事及杜家駒先生之父親杜先生全資擁有。GPGL之主要業務為投資控股。杜家駒先生為新創建之執行董事。

魯先生為大福之副主席之一及執行董事，以及Wellington之唯一實益擁有人。Wellington之主要業務為投資控股。

於最後實際可行日期，賣方（及，如適用，其最終實益擁有人）及彼等相關之聯繫人士於本公司及新創建之股份擁有權益載列如下：

賣方	持有本公司股份數目	持有本公司已發行股本概約百分比	持有新創建股份數目	持有新創建已發行股本概約百分比
周大福代理人	—	—	—	—
周大福企業 *(附註1)*	1,348,865,983	36.53	59,831,893	2.99
魯先生	—	—	—	—
Wellington	—	—	—	—
GPGL *(附註2)*	—	—	9,130,000	0.46
杜家駒先生 *(附註3)*	—	—	165,566	0.01

附註：

1. 周大福企業除直接於59,831,893股新創建股份擁有權益外，亦透過本公司視作於新創建持有1,116,904,912股股份（佔新創建於最後實際可行日期已發行股本約55.84%）。

2. GPGL之唯一股東杜先生，個人持有2,006,566股新創建股份，佔新創建於最後實際可行日期已發行股本約0.1%。

3. 杜家駒先生透過其全資擁有之公司於新創建持有165,566股股份，佔新創建於最後實際可行日期已發行股本約0.01%。

除上文所披露者外，於最後實際可行日期，概無賣方（及，如適用，其最終實益擁有人）及彼等相關之聯繫人士於本公司及新創建之股份持有任何權益。

以下為大福於緊隨完成後之股權架構簡圖：


拿督鄭裕彤博士
家庭成員
Cheng Yu Tung Family
(Holdings) Limited
51%
周大福企業
36.53%
2.99%
本公司
55.84%
杜家駒先生
0.01%
新創建
0.10%
杜先生
0.46%
100%
100%
買方
GPGL
大福董事
(魯先生及
杜先生除外)
公眾人士
62.2%
2.2%
35.6%
大福

訂約各方之關係

本集團主要從事於物業、基建、服務、百貨店營運、酒店營運及電訊及科技範疇之投資。本公司為新創建之控股公司，持有新創建於最後實際可行日期已發行股本約55.84%。

新創建集團之主要業務包括(i)設施、合約及運輸之投資及／或經營；及(ii)發電廠、水處理及廢水管理廠、道路及貨櫃碼頭之發展、投資、經營及／或管理。

買方乃新創建之間接全資附屬公司，主要業務為投資控股。

黃紹開先生、李耀榮先生及陳志安先生(各自為大福之執行董事)確認,彼等概無於本公司或新創建擁有任何股權,亦無慣於按照買方及/或鄭家純博士之指示行事。大福該等董事概無身為買方之一致行動人士。除與鄭家純博士共為大福董事並作為大福僱員外,黃紹開先生、李耀榮先生及陳志安先生概無與本公司、新創建、鄭家純博士及彼等之任何一致行動人士存有任何其他關係(財務或其他)。

大福集團之資料

大福乃一間於百慕達註冊成立之有限公司,其股份自一九九六年起於聯交所主板上市及買賣。大福集團之主要業務包括證券及期貨合約經紀及買賣;提供孖展及其他財務借貸;提供企業諮詢、配售及包銷服務、貴金屬合約買賣及交易、槓桿外匯買賣、提供代理人及保管服務、基金管理,以及提供財務策劃服務。

以下為大福於最後實際可行日期之股權架構簡圖:


拿督鄭裕彤博士
家庭成員
Cheng Yu Tung Family
(Holdings) Limited
51%
周大福企業
36.53%
2.99%
本公司
55.84%
新創建
0.01%
0.10%
0.46%
杜先生
100%
買方
100%
100%
Wellington
GPGL
拿督
鄭裕彤博士
100%
魯先生
大福董事
(魯先生及
杜先生除外)
杜家駒先生
周大福
代理人
公眾人士
5.1%
21.4%
1.6%
11.7%
2.2%
0.7%
4.0%
17.7%
35.6%
大福

於最後實際可行日期及緊隨完成後之大福股權架構

下表載列於最後實際可行日期及緊隨完成後大福之股權架構(假設除根據購股協議擬作之變動外概無其他變動,以及概無於最後實際可行日期尚未行使之大福購股權將於完成時或之前行使):

	於最後實際可行日期		於緊隨完成後	
	大福股份數目	概約百分比	大福股份數目	概約百分比
買方(附註2)	129,628,340	21.4	376,615,103	62.2
賣方				
周大福代理人	107,140,540	17.7	—	—
周大福企業	30,977,916	5.1	—	—
魯先生	9,500,000	1.6	—	—
Wellington	70,616,222	11.7	—	—
GPGL *(附註3)*	4,346,000	0.7	—	—
杜家駒先生	24,406,085	4.0	—	—
	246,986,763	*40.8*	—	—
大福董事(附註4)				
黃紹開先生	12,000,000	2.0	12,000,000	2.0
李耀榮先生	700,000	0.1	700,000	0.1
陳志安先生	562,000	0.1	562,000	0.1
	13,262,000	2.2	13,262,000	2.2
公眾人士	215,562,596	35.6	215,562,596	35.6
總額	605,439,699	100.0	605,439,699	100.0

附註:

1. 上表僅反映相關人士於大福已發行股本之權益。編製上述資料並無計入大福股份之衍生權益。

2. 買方乃新創建之間接全資附屬公司及本公司之間接附屬公司。本公司及新創建均透過買方持有大福股份。

3. GPGL由杜先生全資擁有,杜先生為大福之副主席之一及執行董事。

4. 不包括大福兩名董事魯先生及杜先生之權益。

大福集團之財務資料

於二零零六年十二月三十一日，大福集團之經審核綜合資產總值約4,405,100,000港元及約2,600,500,000港元（於扣除大福集團代表客戶持有之現金結餘後）。按於最後實際可行日期已發行大福股份605,439,699股為基準，大福集團於二零零六年十二月三十一日之經審核綜合總資產之價值為每股大福股份約7.3港元及約4.3港元（根據上文所述經調整經審核綜合總資產2,600,500,000港元）。

大福集團截至二零零五年十二月三十一日及二零零六年十二月三十一日止兩個年度之經審核綜合溢利（除税及特殊項目前）分別約69,000,000港元及約197,900,000港元，大福集團截至二零零五年十二月三十一日及二零零六年十二月三十一日止兩個年度之經審核綜合淨溢利（除税及特殊項目後）分別約63,000,000港元及約175,000,000港元。每股大福股份截至二零零五年十二月三十一日及二零零六年十二月三十一日止兩個年度之經審核基本盈利分別為0.1080港元及0.2971港元。而每股大福股份截至二零零六年十二月三十一日止年度經審核全面攤薄盈利約為0.2953港元，而由於年內並無出現攤薄事件，故並無披露截至二零零五年十二月三十一日止年度每股大福股份之經審核全面攤薄盈利。

完成

完成將於緊隨上述所有條件履行後第三個營業日或購股協議訂約各方可能以書面協定的其他日期發生。根據股份購買協議各方之估計，完成將於二零零七年六月五日（即大福截至二零零六年十二月三十一日止年度末期股息之記錄日期）後發生。

於完成後，大福及大福集團之其他成員公司將成為本公司及新創建之附屬公司。

上市規則之含義

鑑於訂約各方之關係（於下文「訂約各方之關係」一段有更詳盡之載述），收購事項構成本公司之關連交易。

本公司將就此召開股東特別大會，藉以考慮及酌情批准其中包括（如有）購股協議及其項下擬進行之交易。根據上市規則第14A.18條，賣方（及，如適用，其最終實益擁有人）及彼等相關之聯繫人士及彼等任何一方之一致行動人士須於股東特別大會上放棄投票。

本公司已成立獨立董事委員會，就（其中包括）購股協議及根據購股協議之條款進行之收購事項之公平及合理性向獨立股東作出建議。聯昌國際已獲本公司委任為獨立財務顧問，就購股協議條款項下之收購事項之公平及合理性向獨立董事委員會及獨立股東作出建議。

收購事項之理由

董事認為大福為一間於香港之著名經紀行，在提供全面綜合財務服務方面信譽超卓。該公司積極從事股權包銷業務，過去多年來錄得理想之財務表現。憑著雄厚之財務狀況，新創建集團現正尋求具有潛質之投資，透過均衡之多元化策略提升其長期盈利能力。鑑於大福之增長表現理想，收購大福權益與新創建集團之投資策略貫徹一致。預期透過收購事項將可提高新創建集團於財務服務業務之持續增長。

董事（包括獨立非執行董事）認為，購股協議及根據其項下條款進行之收購事項之條款乃屬公平合理，且符合本公司及股東之整體利益。

購股協議之條件

購股協議須待以下條件於最後完成日期或之前達成後，方告完成：

(i) 收購事項及根據購股協議擬進行之其他交易已根據上市規則獲新創建之股東（毋須根據上市規則或收購守則或其他規定而放棄投票權者）於新創建之股東特別大會上批准；

(ii) 收購事項及根據購股協議擬進行之其他交易已根據上市規則獲股東（毋須根據上市規則或收購守則或其他規定而放棄投票權者）於股東特別大會上批准；

(iii) 就證監會或其他有關政府或監管機關向大福集團任何成員公司授出有關該成員公司業務經營之任何許可或牌照而言，已取得根據購股協議擬進行收購事項而改變大福股權所須之證監會或其他有關政府或監管機關之批准，而倘該項批准受任何條件所限制，該等條件之條款須為買方所合理接受；及

(iv) 已經取得一切根據任何適用法律、規則或規例，或根據對賣方、買方或大福集團任何成員公司具約束力或大福集團任何成員公司或其資產為其所限制或約束之任何合約，或就根據購股協議擬進行之收購事項所須任何其他人士發出之授權、同意、豁免、批准或牌照（賣方、買方或大福集團任何成員公司之任何一方所須者），並於完成時一直生效，而倘該等授權、同意、豁免、批准或牌照受任何條件所限制，該等條件之條款須為買方所合理接受。

買方可隨時絕對酌情以書面豁免（就與賣方或大福集團任何成員公司有關者而言）第(iii)項及／或第(iv)項。

倘上述第(i)至第(iv)項所載之條件未能於最後完成日期或之前達成或獲豁免（視乎情況而定），購股協議訂約各方就進行及完成收購事項之責任（特別包括買方之付款責任）將會終止，而購股協議訂約各方概不會就購股協議所述之任何事項（事先違反購股協議者除外）向其他訂約方提出任何索償或負上任何責任。

年度之每股待售股份0.07港元末期股息之權利。該項權利將由待售股份持有人保留。該末期股息(如獲大福股東於其應屆股東週年大會上批准)預期將於二零零七年六月十二日或前後支付予該合資格股東。

代價

買方於完成時向賣方支付購買價每股待售股份2.43港元,即總購買價600,177,834.09港元。

購買價經由賣方及買方參照大福股份之當時市價進行公平磋商後釐定。

購買價相當於:

(a) 較最後交易日於聯交所主板所報之每股大福股份收市價2.14港元溢價約13.6%;

(b) 截至最後交易日(包括該日)前最後連續十個完整交易日於聯交所主板所報之每股大福股份平均收市價2.02港元溢價約20.3%;

(c) 按照大福截至二零零六年十二月三十一日止年度之經審核綜合財務報表及於該公佈日期已發行之603,139,699股大福股份,每股大福股份之經審核綜合資產淨值約1.96港元溢價約24.0%;

(d) 較最後實際可行日期於聯交所主板所報之每股大福股份收市價2.71港元折讓約10.3%;及

(e) 按照大福截至二零零六年十二月三十一日止年度之經審核綜合財務報表及於最後實際可行日期已發行之605,439,699股大福股份,每股大福股份之經審核綜合資產淨值約1.96港元溢價約24.0%。

總購買價將由買方以新創建集團之銀行借款撥付。

(2) NWS Financial Management Services Limited，一間於英屬處女群島註冊成立之有限公司、為新創建之全資附屬公司及本公司之非全資附屬公司作為買方。

將予收購之權益：

246,986,763股待售股份，相當於由賣方所持有約41.0%之大福於購股協議日之已發行股本如下：

賣方	於購股協議日待售股份數目及佔大福已發行股本之概約百分比		向賣方支付之總購買價
周大福代理人	107,140,540	(17.8%)	260,351,512.20港元
周大福企業	30,977,916	(5.1%)	75,276,335.88港元
魯先生	9,500,000	(1.6%)	23,085,000.00港元
Wellington	70,616,222	(11.7%)	171,597,419.46港元
GPGL	4,346,000	(0.7%)	10,560,780.00港元
杜家駒先生	24,406,085	(4.1%)	59,306,786.55港元
總數：	246,986,763	(41.0%)	600,177,834.09港元

於完成後，將概無賣方持有任何大福股份。

各賣方原先購買每股待售股份之成本如下：

賣方	每股待售股份平均原先購買成本
周大福代理人	*(附註)*
周大福企業	*(附註)*
魯先生	0.95港元
Wellington	*(附註)*
GPGL	1.06港元
杜家駒先生	1.83港元

附註： 該等賣方為大福於一九九六年上市之時之原有股東，而該等賣方持有之待售股份於上市後當每股待售股份之購買價可以確定時未獲收購。

將予收購待售股份之地位

於完成時，待售股份乃連同其所附帶之所有權利一併購入，惟不包括應付於二零零七年六月五日名列大福股東名冊之大福股份持有人截至二零零六年十二月三十一日止

根據購股協議，賣方已同意出售而買方已同意購買246,986,763股待售股份，相當於大福於購股協議日之已發行股本約41.0%，購買價為每股待售股份2.43港元（總購買價為600,177,834.09港元），惟須受購股協議之條款及條件所限制。

鑑於下文「訂約各方之關係」一段更具體載列有關賣方及買方之關係，根據上市規則第14A.13(1)(a)條，收購事項亦構成本公司之關連交易，並須於本公司之股東特別大會上取得獨立股東之批准。

本通函旨在向　閣下提供有關（其中包括）購股協議、獨立董事委員會向獨立股東提供之意見及聯昌國際向獨立董事委員會及獨立股東提供之意見之其他資料，以及向閣下發出股東特別大會通告。

購股協議

日期：　二零零七年四月二十六日

訂約各方：　(1)　賣方（各自作為其所持有之待售股份之實益擁有人出售）：

(a) 周大福代理人有限公司（「**周大福代理人**」），一間於香港註冊成立之有限公司，並由拿督鄭裕彤博士全資擁有；

(b) 周大福企業有限公司（「**周大福企業**」），一間於香港註冊成立之有限公司，並為本公司之主要股東。周大福企業由Cheng Yu Tung Family (Holdings) Limited（由拿督鄭裕彤博士家庭成員控制）最終擁有51%；

(c) 魯連城（「**魯先生**」），大福之副主席之一及執行董事；

(d) Wellington Equities Inc.（「**Wellington**」），一間於巴拿馬共和國註冊成立之有限公司，並由魯先生全資擁有；

(e) Grand Partners Group Limited（「**GPGL**」），一間於英屬處女群島註冊成立之有限公司，並由杜惠愷（「**杜先生**」）全資擁有，杜先生為新創建之副主席兼執行董事及大福之副主席之一及執行董事，以及杜家駒先生（定義見下文）之父親；及

(f) 杜家駒（「**杜家駒先生**」），新創建之執行董事及杜先生之兒子。

新世界發展有限公司
New World Development Company Limited
(於香港註冊成立之有限公司)
(股份代號：0017)

執行董事：
拿督鄭裕彤博士 *(主席)*
鄭家純博士 *(董事總經理)*
冼為堅博士
梁仲豪先生
梁志堅先生
鄭志剛先生

非執行董事：
鄭裕培先生
鄭家成先生
周桂昌先生
何厚浠先生
梁祥彪先生

獨立非執行董事：
沈　弼勳爵
楊秉樑先生
查懋聲博士JP *(查懋聲博士之替任董事：查懋成先生)*
李聯偉先生JP

註冊辦事處：
香港中環皇后大道中18號
新世界大廈30樓

敬啟者：

有關收購大福證券集團有限公司股份之
關連交易

緒言

於二零零七年四月二十六日，本公司、新創建及大福發出聯合公佈，宣佈於二零零七年四月二十六日，賣方及買方（即本公司之間接非全資附屬公司）訂立購股協議。

「渣打」	指	渣打銀行(香港)有限公司,新創建(即買方之控股公司)之財務顧問。渣打為於證監會註冊之註冊機構,以經營證監會所指第一類(證券交易)、第四類(就證券提供意見)及第六類(就機構融資提供意見)受規管活動,並為銀行業條例(香港法例第155章)所指之持牌銀行
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	具有上市規則賦予該詞之涵義
「大福」	指	大福證券集團有限公司,一家在百慕達註冊成立之有限公司,其已發行股份在聯交所主板上市
「大福集團」	指	大福及其不時之附屬公司
「大福購股權」	指	大福發行之購股權,授權大福購股權持有人按每股大福股份0.94港元或1.20港元之認購價認購大福股份
「大福購股權持有人」	指	大福購股權之持有人
「大福股份」	指	大福股本中每股面值0.10港元之股份
「大福股東」	指	大福股份之持有人
「收購守則」	指	香港公司收購及合併守則
「賣方」	指	周大福代理人有限公司、周大福企業有限公司、魯連城、Wellington Equities Inc.、Grand Partners Group Limited及杜家駒之統稱
「港元」	指	香港之法定貨幣港元
「美元」	指	美國之法定貨幣美元
「%」	指	百分比

「購股權收購建議」	指	買方或其一致行動人士尚未擁有或同意購入之所有尚未行使購股權之強制性無條件現金收購建議，由渣打根據收購守則按每份大福購股權1.49港元（就行使價為每股大福股份0.94港元之大福購股權而言）及每份大福購股權1.23港元（就行使價為每股大福股份1.20港元之大福購股權而言）代表買方提出
「中國」	指	中華人民共和國（就本通函而言，不包括香港、中華人民共和國澳門特別行政區及台灣）
「購買價」	指	買方於完成時應付賣方每股待售股份2.43港元之價格
「買方」	指	NWS Financial Management Services Limited，一家在英屬處女群島註冊成立之有限公司，並為本公司之附屬公司
「待售股份」	指	246,986,763股大福股份，即買方根據購股協議同意購入大福於購股協議日之已發行股本約41.0%
「證監會」	指	香港證券及期貨事務監察委員會
「證券及期貨條例」	指	證券及期貨條例（香港法例第571章）
「股份收購建議」	指	買方或其一致行動人士尚未擁有或同意購入之所有已發行大福股份之強制性無條件現金收購建議，由渣打根據收購守則按每股大福股份2.43港元代表買方提出
「購股協議」	指	賣方與買方於二零零七年四月二十六日訂立之有條件購股協議，乃有關賣方出售及買方購買待售股份
「股東」	指	本公司已發行股本中每股面值1.00港元之股份之持有人

「本集團」	指	截至最後實際可行日期，本公司及其附屬公司（包括新創建集團之成員公司）
「香港」	指	中華人民共和國香港特別行政區
「獨立董事委員會」	指	本公司之獨立董事委員會，由楊秉樑先生、查懋聲博士（查懋聲博士之替任董事：查懋成先生）及李聯偉先生組成，以就收購事項向獨立股東提供意見
「獨立股東」	指	除賣方（及（如適用）彼等之最終實益擁有人）、彼等各自之聯繫人士及與任何彼等行動一致之人士外之本公司股東
「最後交易日」	指	二零零七年四月二十日，即大福股份於二零零七年四月二十三日暫停買賣前之最後一個完整交易日
「最後實際可行日期」	指	二零零七年五月十四日，即本通函付印前為確定本通函內所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「最後完成日期」	指	二零零七年八月三十一日下午五時正或賣方與買方以書面形式協定之其他日期
「新創建」	指	新創建集團有限公司，一家在百慕達註冊成立之有限公司，其已發行股份在聯交所主板上市，並為本公司之非全資附屬公司
「新創建集團」	指	截至最後實際可行日期，新創建及其附屬公司
「新創建之股東特別大會」	指	新創建之股東特別大會，乃召開以批准（其中包括）（如有）購股協議項下擬進行之交易
「收購建議」	指	股份收購建議及購股權收購建議之統稱

在本通函內，除非文義另有所指，下列詞彙具有以下涵義：

「收購事項」	指	買方根據購股協議之條款及條件收購待售股份
「一致行動」	指	具有收購守則賦予該詞之涵義
「總購買價」	指	待售股份之總購買價，即600,177,834.09港元
「該公佈」	指	本公司、新創建及大福就（其中包括）購股協議及收購建議而於二零零七年四月二十六日發出之聯合公佈
「聯繫人士」	指	具有上市規則賦予該詞之涵義
「董事會」	指	董事會
「營業日」	指	香港持牌銀行一般開門營業之日子（不包括星期六及懸掛8號或以上熱帶氣旋警告訊號或於上午九時至正午十二時間仍然懸掛有關警告訊號，而於正午十二時或之前並無改掛較低警告訊號或發出「黑色」暴雨警告訊號或於上午九時至正午十二時間有關警告訊號仍然生效，而於正午十二時或之前並無取消有關警告訊號之任何日子）
「聯昌國際」	指	聯昌國際證券（香港）有限公司，委任以向獨立董事委員會及獨立股東提供意見之獨立財務顧問
「本公司」	指	新世界發展有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市
「完成」	指	根據購股協議之條款完成收購事項
「董事」	指	本公司董事
「股東特別大會」	指	本公司將於二零零七年六月五日星期二下午十二時三十分在香港灣仔博覽道一號香港會議展覽中心會議室301B室（新翼）召開及舉行之股東特別大會，乃召開以批准（其中包括）（如有）購股協議項下擬進行之交易

目　錄

頁次

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動有任何疑問，應諮詢　閣下之持牌證券商或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之新世界發展有限公司股份全部**售出或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、持牌證券商或註冊證券機構或其他代理商，以便轉交買主或承讓人。

本通函並非亦不會構成收購、購買或認購本公司股份或其他證券之邀請或要約。

新世界發展有限公司
New World Development Company Limited
（於香港註冊成立之有限公司）
（股份代號：0017）

有關收購大福證券集團有限公司股份之
關連交易
及
股東特別大會通告

獨立董事委員會及獨立股東
之獨立財務顧問

CIMB
聯昌國際證券（香港）有限公司

董事會函件載於本通函第5頁至第19頁。獨立董事委員會函件載於本通函第20頁。載有聯昌國際致獨立董事委員會及獨立股東之意見之函件載於本通函第21頁至第28頁。

謹定於二零零七年六月五日星期二下午十二時三十分在香港灣仔博覽道一號香港會議展覽中心會議室301B室（新翼）舉行股東特別大會，大會通告載於本通函第42頁及第43頁。倘　閣下未能親自出席大會，務請將隨附之代表委任表格按表格上印備之指示填妥，並盡快交回本公司之註冊辦事處，地址為香港皇后大道中18號新世界大廈30樓，惟無論如何，最遲須於股東特別大會或其續會指定舉行時間48小時前交回。填妥及交回代表委任表格後　閣下仍可親自出席股東特別大會或其續會及於會上投票。

END

二零零七年五月十八日